Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GigaWatt, Inc.
2386 E Walnut Ave
Fullerton, CA 92831
https://www.gigawattinc.com/

Up to $1,235,000.00 in Class B Common Stock at $2.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: GigaWatt, Inc.
Address: 2386 E Walnut Ave, Fullerton, CA 92831
State of Incorporation: CA
Date Incorporated: September 17, 2025

Terms:

Equity

Offering Minimum: $20,000.00 | 10,000 shares of Class B Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

FORWARD-LOOKING STATEMENTS

Certain information set forth in this offering memorandum contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Although forward-looking statements contained in this offering memorandum are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

*Maximum number of shares offered subject to adjustment for bonus shares. See "Investment Incentives & Bonuses" below.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Investors in GigaWatt will receive 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 2% bonus shares.

Tier 2: Invest $5,000+ and receive 4% bonus shares.

Tier 3: Invest $10,000+ and receive 6% bonus shares.

Tier 4: Invest $25,000+ and receive 8% bonus shares.

Tier 5: Invest $50,000+ and receive 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same Offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the Offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

GigaWatt, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this Offering. For example, if you buy 100 shares of Class B Common Stock at $2.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. In such instance, the applicable investors will have the first opportunity to invest should availability in the Offering opens from cancellation of prior investments or the failure of an investors to complete the investment.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

GigaWatt, Inc. (or the "Company") is a vertically integrated platform that provides solar and battery storage solutions. We design, develop, manufacture and sell energy solutions that manage energy generation, energy storage, and control and communications on one intelligent platform. We believe our integrated platform streamlines the customer experience by offering a seamless journey from product selection to installation, eliminating common obstacles such as permitting delays and high costs associated with traditional solar systems. Our target customer base includes do-it-yourself (DIY) enthusiasts, solar professionals, and home builders, all seeking reliable and user-friendly energy solutions. Our unique selling proposition includes high-quality, curated solar kits paired with rapid permitting services, ensuring quick and efficient installations.

Strategy

The Company currently offers a range of products, including complete solar and battery kits, along with permitting and interconnection services. Our platform is in-market and has demonstrated strong traction, which we believe reflects a solid demand for our solutions.

In the short term, we anticipate enhancing our product offerings and expanding our market presence through targeted marketing and strategic partnerships. Medium-term goals include launching new product lines and scaling operations to meet the increasing demand for solar solutions, with the goal of ultimately positioning GigaWatt as a key player in the evolving energy landscape.

Intellectual Property

A portion of our success will depend in part on our ability to create and protect our proprietary technologies and to operate without infringing the intellectual property rights of others. While we anticipate that we will seek patent protection where appropriate, we may also rely on proprietary know-how and trade secrets that are not patentable or that we elect to maintain as confidential.

Corporate History

GigaWatt, Inc. was initially organized as Go Green Solar LLC, a California limited liability company, on

October 30, 2006. On June 27, 2011, Go Green Solar LLC was converted to GigaWatt, Inc., a California

corporation. In September of 2025, in order to undertake a corporate restructuring resulting in two classes

of common stock, GigaWatt Merger Sub, Inc., a California corporation and wholly owned subsidiary of the Company, was formed. On December 18, 2025 GigaWatt Merger Sub, Inc. and GigaWatt, Inc. merged, with the surviving entity being GigaWatt Merger Sub, Inc. At the completion of the merger, GigaWatt Merger Sub, Inc. was renamed as GigaWatt, Inc. As a result of the Merger, Deep Patel, our founder, exchanged his prior shares of common stock for Class A Shares of Common Stock ("Class A Shares"). Our other stockholders received Class B Shares of Common Stock. The Class A and Class B Shares of Common Stock are substantially similar except for the Class A Shares are entitled to vote and the Class B Shares have no voting rights, except as specifically required by California law.

Corporate Structure

GigaWatt, Inc. owns 30% of Planet Plan Sets, LLC, a minority-owned affiliate that provides nationwide solar and battery permitting plan set services. Planet Plan Sets operates independently but collaborates with GigaWatt on project design and permitting support. The two companies maintain separate financial accounts, and there are no inter-related transactions or shared use of proceeds from this offering.

Government Regulations

Our business activities are subject to a changing patchwork of laws and regulations that prevail at the federal, state, regional and local levels as well as in foreign jurisdictions. For example, substantially all of our imported products are subject to complex trade and customs laws, regulations and tax requirements such as sanctions orders or tariffs set by governments through mutual agreements or unilateral actions. In addition, countries may from time to time adversely modify or impose additional duties, tariffs or other restrictions on the import or export of our fully manufactured products or the material components needed to make our products. Changes in tax policies or trade regulations, the disallowance of tax deductions on imported merchandise, or the imposition of new tariffs on imported products, could have an adverse effect on our business and results of operations.

We are also subject to other complex foreign and U.S. laws and regulations related to anti-bribery and corruption, antitrust or competition, and data privacy and security, such as the EU General Data Protection Regulation, among others. In addition, our business and operations are currently subject to environmental laws in various jurisdictions around the world, including the Waste Electrical and Electronic Equipment and Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment regulations adopted by the EU. We are also subject to disclosure and related requirements that apply to the presence of "conflict minerals" in our products or supply chain. We have policies and procedures in place to promote compliance with these laws and regulations. To date, our compliance actions and costs relating to these laws, rules and regulations have not resulted in a material cost or effect on our capital expenditures, earnings or competitive position. Government regulations are subject to change, and accordingly we are unable to assess the possible effect of compliance with future requirements or whether our compliance with existing regulations will materially impact our business in the future.

Government Incentives

U.S. federal, state and local government bodies, as well as non-U.S. government bodies provide supportive policies and incentives to owners, distributors, system integrators and manufacturers of solar energy and battery storage systems to promote the use of these resources in the form of rebates, tax credits, lower VAT rate and other financial incentives, such as system performance payments, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. The market for on-grid rooftop solar applications, where solar power, possibly coupled with battery storage, is used to supplement a customer's electricity purchased from the utility network or sold to a utility under tariff, often depends in large part on the availability and size of these government-issued subsidies and economic incentives, which help to encourage customer acceptance of solar energy as an alternative to utility-provisioned power. The modifications to, or disallowance of, government subsidies or economic incentives could have an adverse effect on our business and results of operations. Among other government-established incentives, net energy metering ("NEM") and related policies have supported the growth of on-grid rooftop solar and storage products, and changes to such policies may reduce demand for electricity from our solar and storage service offerings. NEM tariffs provide customers with compensation for exporting excess solar generation to the electrical grid.

In May 2025, the One Big Beautiful Bill Act ("OBBBA" or the "Act") was enacted, introducing significant amendments to U.S. federal energy tax incentives originally established under the Inflation Reduction Act of 2022 ("IRA"). The OBBBA accelerates the phase-out of certain clean energy tax credits and introduces new eligibility restrictions related to domestic content and supply chain sourcing.

Under the Act, the residential Investment Tax Credit ("ITC") under Section 25D will terminate for systems placed in service after December 31, 2025. Consequently, homeowners installing solar energy systems or paired battery storage systems after that date will no longer be eligible to claim the 30% federal income tax credit. Projects completed prior to that date remain eligible under prior-law provisions.

For commercial and third-party-owned systems, the Section 48E and Section 45Y credits are similarly affected. Projects must begin construction prior to July 5, 2026 and be placed in service by December 31, 2027 to qualify for the credit. Projects initiated or completed after those dates will not be eligible absent further legislative action. The Act also retains the prevailing wage and apprenticeship requirements for projects seeking full-rate credits but discontinues certain bonus "adder" credits—specifically, those related to low-income communities and energy-community siting—after 2027.

The OBBBA further introduces "foreign entity of concern" (FEC) restrictions that disallow tax credits for projects in which a material portion of components, subcomponents, or materials are sourced from designated prohibited foreign entities. This provision is expected to increase compliance burdens on developers and may limit the availability of eligible components within the supply chain.

While the Act curtails several clean-energy deployment incentives, it retains and modifies the Advanced Manufacturing Production Tax Credit ("AMPTC," Section 45X). The AMPTC for domestically manufactured clean-energy components, including microinverters and battery modules, remains available but is subject to an accelerated phase-down beginning after December 31, 2029, and expiring after 2032.

Overall, the OBBBA reduces the duration and scope of federal incentives supporting solar deployment and residential storage adoption while preserving limited production-based incentives for domestic manufacturing. We believe these legislative changes may affect long-term market growth rates for distributed solar and battery systems and could impact demand for our products and services beginning in 2026, though the extent of any such impact is uncertain.

In December 2022, the California Public Utilities Commission ("CPUC") approved a NEM policy, called Net Energy Metering 3.0 ("NEM 3.0"), which went into effect starting April 15, 2023. The new policy substantially reduces the compensation that solar customers can earn by selling excess solar energy to the electric grid. The average hourly export rate in California under NEM 3.0 is approximately $0.05/kWh to $0.08/kWh compared to the prior average of $0.25/kWh to $0.35/kWh under Net Energy Metering 2.0 ("NEM 2.0"). In November 2023, the CPUC also adopted changes to its "Virtual NEM" and "NEM Aggregation" programs that prohibit multi-meter commercial or agricultural property owners from netting solar energy generated at or adjacent to those properties against import charges recorded on the meters at the property, except for residential account holders in a multi-family residential property. Both of these policy changes in California appear to have reduced demand for solar PV systems in the years ended December 31, 2024 and 2023 and may continue to do so. However, the reduction in export compensation under NEM 3.0, coupled with rising utility rates, may encourage deployment of battery energy storage with solar PV systems and mitigate some of the demand reductions.

Human Capital Resources

As of December 31, 2024, we had 20 full-time employees. Of the full-time employees, 9 were engaged in sales and marketing, 0 in research and development, 4 in general and administration, 3 in manufacturing and operations and 4 in solar system configuration design and permitting services. Of these employees, all were located in the US. None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider our relations with our employees to be good.

Our Products and Services

Products

Custom Solar & Battery Storage Kits – We design and deliver customized solar and battery storage kits tailored to each project site. Every system is engineered to meet the specific energy goals, utility requirements, and installation conditions of the customer—whether for homes, businesses, or off-grid applications. Our Custom Solar & Battery Storage Kits include:

- Solar Panels — Premium, high-efficiency photovoltaic modules that convert sunlight into electricity. Panels are selected based on roof size, shading, and energy demand.

- Inverters — Advanced hybrid inverters that convert DC power from the panels into AC power for everyday use.

- Batteries — LFP (Lithium Iron Phosphate) storage batteries that store excess solar energy for use at night, during peak energy prices or during outages, enhancing energy independence.

- Racking Systems — Durable mounting and racking hardware designed for various roof types or ground-mount configurations. Each layout ensures structural integrity and optimal solar exposure.

- Accessories — cables, connectors, warning labels, monitoring equipment, safety disconnects, and other essential hardware for a code-compliant installation.

Services

In addition to our Custom Solar & Battery Storage Kits, we offer a number of services to facilitate the selection and installation process, including:

- Sales and Project Design -- We review your historical energy usage, plan for future needs, and provide a complimentary proposal to determine the ideal number of solar panels and batteries. Our team helps map out solar panel placement, discuss battery configurations, and address permitting and interconnection challenges. Additionally, we review project timelines and financing options, ensuring your solar installation is seamless, on schedule, and tailored to your goals.

- Project Management – We assist in managing every stage of your solar and battery storage project. Our services include project financing, plan drafting and engineering, permitting assistance, utility interconnection approvals, logistics, installation support, system commissioning, and operations & maintenance consultation. Our experienced team oversees the entire project lifecycle, ensuring a seamless experience from initial planning to final system setup. Whether your project is large or small, we handle all aspects to make sure it is completed smoothly and efficiently.

- Plan Sets -- We provide comprehensive plan set services including detailed system design documents and permitting support. Our plan sets go beyond just meeting permitting requirements—they are blueprints for building safe, reliable solar and battery storage systems built to last. Crafted with precision, our high-quality plan sets comply with local codes, minimize delays, and streamline the installation process, helping you install durable, efficient systems that meet the highest safety standards.

- Interconnection -- Our interconnection services help ensure that your solar and battery storage system seamlessly integrates with the utility grid, meeting all regulatory and technical requirements for a smooth transition. From start to finish, we handle the complex paperwork, applications, and technical specifications, working directly with utility companies to expedite approvals.

- Installation Support -- We provide comprehensive support for both installation and system commissioning. Our team is available to assist through email, phone, video calls, and even in-person consultations, helping ensure every aspect of your installation goes smoothly. From pre-installation meetings to final commissioning, our support services are designed to help you overcome challenges, optimize installation time, and that everything is built to last.

- Project Finance -- We assist customers with their project financing needs through a trusted network of residential and commercial lenders. Building a solar and battery storage power plant requires a significant upfront investment, and leveraging sensible financing options can help maximize our customers' return on investment.

Competitors and Industry

Industry

The United States continues to be the world's second-largest distributed solar market and a global leader in solar-plus-storage adoption. We estimate the overall value of the market segments we service; the residential and light commercial solar and storage markets are valued at over $25 billion based on 2024 industry data. In 2024, the nation installed approximately 50 gigawatts (GW-dc) of new solar capacity, representing a 21% year-over-year increase. Residential energy storage surpassed 1.25 GW of new deployments, marking another record year for battery installations. Collectively, distributed (residential, commercial, and community) solar and storage accounted for roughly one-third of total new U.S. electricity generation capacity additions in 2024. The market is characterized by strong policy support, improving economics, and a shift toward integrated home energy ecosystems that combine rooftop solar, battery storage, electric-vehicle (EV) charging, and energy management systems. California remains the largest market by volume, though emerging growth is notable in Florida, Texas, New York, Massachusetts, Arizona, and Colorado. Storage adoption is particularly strong in states with high time of use (TOU) rates or frequent grid outages.

The U.S. residential and light-commercial solar + storage market has transitioned from early adoption to mass-market expansion. Strong policy frameworks, competitive financing, and consumer demand for resilient, low-carbon energy systems continue to propel growth. Despite near-term headwinds from regulatory changes and supply-chain complexity, we believe distributed solar-plus-storage remains one of the most dynamic and investable segments of the American clean energy transition.

Segmentation

Residential Solar -- Rooftop photovoltaic (PV) systems installed on single-family or small multi-family homes. Driven by household energy savings, resilience needs, and clean energy preferences. Most systems are owned outright or financed through long-term loans or leases.

Light Commercial (Small C&I) -- Small business, educational, and multifamily facilities typically installing systems under 1 MW for on-site consumption. Demand is growing for paired storage systems to reduce demand charges and improve energy reliability.

Behind-the-Meter Storage -- Battery systems co-located with distributed solar or installed independently. Used for backup power, time-of-use (TOU) optimization, and resilience. Storage adoption is accelerating, with attachment rates exceeding 30% in leading states.

Key Growth Drivers

Federal Incentives: The Residential Clean Energy Credit, established under the Inflation Reduction Act, provides a 30% tax credit for qualified solar and standalone battery systems installed between 2022 and 2032.

State and Utility Programs: Additional incentives, rebates, and net-metering or performance-based compensation programs in states such as California, Massachusetts, New York, and Hawaii further enhance system economics.

Declining Costs: Continued reductions in hardware and balance-of-system costs, combined with improved installation efficiencies, have driven system prices to record lows.

Consumer Demand for Resilience and Electrification: Increasing electricity rates, rising extreme weather risks, and the adoption of EVs and heat pumps are encouraging consumers to invest in self-generation and storage solutions.

Market Opportunity

The energy transition is one of the largest infrastructure shifts in history. Global solar capacity has grown more than 1,000%

in the past 20 years and is projected to accelerate even faster in the next decade, with residential solar and storage forecasted to surpass $50 billion annually in the U.S. by 2030.

- $21.4 trillion in global grid investments are needed by 2050 to keep up with electrification, EVs, and AI data centers BloombergNEF, Global Net Zero Will Require $21 Trillion Investment in Power Grids (2024).

- Annual grid investments are projected to reach $811 billion by 2030 under Bloomberg's Net Zero scenario BloombergNEF, Readying the Global Power Grid for Net Zero (2024).

- U.S. residential solar + storage is forecasted to surpass $50 billion annually by 2030 [SEIA/Wood Mackenzie, U.S. Solar Market Insight Report (2024)].

- DIY and "prosumer" energy solutions are an emerging segment, with millions of homeowners seeking control, savings, and reliability without the bloat of legacy turnkey solar options [SEIA, Solar Market Insight Factsheet (2024)].

- U.S. residential electricity prices rose 5.0% year over year (March 2024–March 2025), continuing a multi-year trend of outpacing inflation EIA, Electric Power Monthly (2025).

Customers and Sales

We currently offer solutions targeting the residential and commercial markets in the United States. We maintain our own dedicated sales force and sell primarily to:

DIYers – who take on projects independently of professionals. These individuals are generally tech-savvy self-reliant customers who want energy independence. We believe they choose our products based on easy installation, customer support, our fast-track permitting and interconnection process.

Professionals – who specialize in the installation of solar systems including batteries and panels. We believe they rely on our permit ready products, plan sets to expedite the permitting process, and our ease of installation.

Home Builders – who build one or multiple residential properties rely on us for a multitude of reasons including single point of contact for an entire system, our familiarity with local ordinance, changing regulatory requirements, and our permitting services assistance, which all assist in meeting project timelines.

Competitors

Major competitors include Tesla, which primarily focus on isolated components of solar energy systems. Notwithstanding, the markets for our products are highly competitive and we compete with inverter manufacturers, storage system manufacturers and new technologies that compete with our business. The principal areas in which we compete with other companies include:

- product performance and features;

- total cost of ownership;

- breadth of product line;

- local sales and distribution capabilities;

- module compatibility and interoperability;

- reliability and duration of product warranty;

- technological expertise;

- brand recognition;

- customer service and support;

- compliance with industry standards and certifications;

- compliance with current and planned local electrical codes;

- integration with storage offerings;

- size and financial stability of operations;

- size of installed base; and

- local manufacturing and product content.

We believe we differentiate ourselves by offering a comprehensive platform that integrates sales, product development, permitting, and customer support; effectively addressing the fragmented customer experience prevalent in the industry.

Current Stage and Roadmap

Current Stage

GigaWatt currently offers a range of products, including complete solar and battery kits, along with permitting and interconnection services. Our platform is in-market and has demonstrated strong traction which we believe reflects a solid demand for our solutions.

We plan to continue to devote substantial resources to research and development with the objective of developing new products and systems and increasing the value or reducing the cost of existing products and systems. Our research and development roadmap identifies new product features and defines improvement targets for existing products that enhance the benefit of our energy management solutions to our customers and support our growth plans. We measure the effectiveness of our research and development using metrics that include product cost, performance and reliability, homeowner and installer experience, as well as development cost and performance to schedule.

Future Roadmap

In the short term, we aim to enhance our product offerings and expand our market presence through targeted marketing and strategic partnerships. Medium-term goals include launching new product lines and scaling operations to meet the anticipated increasing demand for solar solutions, with the goal of ultimately positioning GigaWatt as a key player in the evolving energy landscape.

The Team

Officers and Directors

Name: Deep G. Patel

Deep G. Patel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Board Member, Principal Accounting Officer
  Dates of Service: October, 2006 - Present
  Responsibilities: Founder & CEO of the company. Deep founded the company and has been its CEO and a director since 2006. Mr. Patel has over 19 years of experience in solar and energy storage industry. Since the company's inception, Mr. Patel has driven over $100 million in revenue, and has successfully acquired and integrated two of the Company's competitors to expand GigaWatt's reach and capabilities. Mr. Patel also serves as the Los Angeles Chapter Leader for the California Solar & Storage Association, the state's leading trade association representing the solar and energy storage industry. He holds a degree in Entrepreneurship from California State University, Fullerton, and a Masters Degree in Banking and Finance from Boston University.

Name: Jeffrey Robert Spies

Jeffrey Robert Spies's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2025 - Present
  Responsibilities: Board member and technical advisor for codes, standards, and system configuration.. Mr. Spies has over 18 years of experience in the solar and energy storage industry, and has dedicated his career to making solar the leading form of power generation. Since 2018 Mr. Spies has been the President of Planet Plan Sets, a GigaWatt affiliate providing solar and storage permit plan sets nationwide. From April 2011 to present. Mr. Spies has served as Secretary for NABCEP, the solar industry's certification organization, and as Secretary and Board Member for the California Solar & Storage Association, the state's leading trade association for solar and energy storage. Jeff is also a founding member of the Sustainable Energy Action Committee, where he helps shape national codes and standards for solar and storage systems. A respected industry educator and advocate, Jeff has led technical committees for UL standards, spoken at major conferences, produced the documentary Solar Roots: The Pioneers of PV, and authored numerous articles in leading trade publications. Mr. Spies holds a Bachelor of Science degree in Mechanical Engineering from Michigan State University.

Other business experience in the past three years:

- Employer: Planet Plan Sets
  Title: President
  Dates of Service: April, 2018 - Present
  Responsibilities: President of solar and storage plan drafting company.

Name: Harold Y Tan

Harold Y Tan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of IT and Board Member
  Dates of Service: July, 2012 - Present
  Responsibilities: Harold has been the Director of IT and has served on the Company's board of directors since 2012. Mr. Tan is a serial entrepreneur and technology strategist with over two decades of experience spanning e-commerce, information systems, and renewable energy. As Director of IT he leads the Company's digital transformation - developing secure, scalable systems that integrate operations across solar, storage, and energy-management platforms. An early Bitcoin pioneer, Mr. Tan is recognized as a thought leader in distributed technologies, with deep expertise spanning full-stack software development and hardware systems integration. His talks at TEDx, academic institutions, and global business forums explore how digital infrastructure and decentralized innovation can power a more abundant, sustainable world. Mr. Tan holds a Bachelor of Science degree in Cognitive Science and Mathematics from UCLA as well as a certification from the Anderson School Management at UCLA. Mr. Tan also commenced a masters program in Information Systems at Harvard University. He has served as a Board Member of the Entrepreneurs' Organization and as an Entrepreneur-in-Residence and lecturer at UC Irvine's Applied Innovation Cove and Merage School of Business, mentoring founders and students on building startup ventures.

Other business experience in the past three years:

- Employer: Santiago Canyon College
  Title: Part time instructor
  Dates of Service: March, 2023 - Present
  Responsibilities: Harold teaches online classes related to business.

Other business experience in the past three years:

- Employer: H2W Ventures
  Title: Part time instructor
  Dates of Service: March, 2023 - Present
  Responsibilities: Harold teaches online classes related to business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

The valuation of the Company is difficult to assess and was determined by management in their sole discretion.
The valuation of the Company related to this offering was established by the Company's management. Unlike publicly listed companies that are independently valued through market-driven stock prices, or assets with a readily determinable value, the valuation of private companies, especially startups, is difficult to assess, highly subject to managements opinions and may not be exact. As a result, you risk overpaying for your investment.

The Securities you are purchasing in this offering should be considered highly illiquid.
There is currently no market for the Company's Securities, including the Series B Shares and there is no guarantee that a market will ever develop. Additionally, for the 12 months following your investment, there will be restrictions on your ability to transfer the securities you purchase. You should be prepared to hold this investment for several years or longer. At present, the Company has not submitted any applications nor does it have any near term plans to list the Class B Shares on an exchange or inner-dealer quotation system. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to

resell your investment. The Company may be acquired by an existing in the industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

Your ability to receive information with regard to the Company and its operations may be limited.
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering memorandum. Early-stage companies may be able to provide only limited information about their business plan and operations because they do not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Management will have significant Discretion as to Use of Proceeds from this Offering.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Any such re-allocation could have a significant material impact on the Company's business and operations.

The Shares of Class B Shares that you are purchasing in this Offering have no voting rights and would rank junior to any creditors or debt holders.
The Class B Shares that investors are purchasing in this Offering are not entitled to vote, except for certain items as required by California law. This means that you will have no rights in dictating how the Company will be run. You are trusting management's discretion in making good business decisions that will grow your investment. Additionally, all of the Company's voting stock is held by Deep Patel, our founder and CEO. As a result, Mr. Patel will have control of the operations of the Company and its current and future direction. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

The Company may not raise sufficient funds in this Offering to execute its business plan or finance its operations.
The Company might not sell enough securities in this Offering to meet its operating needs and fund its business plans, in which case it may cease operating and result in a loss on your investment or be required to raise additional capital that could result in your investment being diluted. Even if we sell all the Class B Shares we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering of our securities in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this Offering.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet the amount of Offering Minimum, we may request that StartEngine instruct the escrow agent to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the Offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an Offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

If the Company cannot raise sufficient funds it may need to curtail or cease operations.
The Company is Offering Class B Shares in this Offering in an amount up to the Offering Maximum, which is $1,235,000.00, but can close once the Minimum Investment Amount of $20,000 is reached. Even if the Offering Maximum is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself, its industry, or the broader economy, it may may have to curtail operations or cease operations. If the Company manages to raise only the Offering Minimum, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Non-accredited investors may not be able to participate in a future merger or acquisition of the Company which may result in a loss of a portion of their investment.
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, investors may not have the opportunity to receive securities of the acquiring company. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. Due to

the timing and cost of registration, the Company or acquiring company may instead require non-accredited investors to have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our business projections are only projections.
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products or services, that potential customers will believe that our products and services are a better option than a competing products or services, or that we will be able to provide products or services at a level that allows the Company to generate revenue, make a profit, or grow the business.

The Company may undergo a future change that could affect your investment.
The Company may change its business, management location of its principal place of business or production facilities, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Some early-stage companies may lack professional guidance.
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing additional financing to support our working capital requirements as we grow. Depending on timing, it may be a difficult environment for financing on favorable terms. If we cannot obtain financing when we need it, we could be forced to modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Alternatively, we could raise additional capital by borrowing funds and issuing promissory notes or debentures. In such instances, we may be required to secure such loans with our assets. If we are unable to secure additional capital when and if needed, we may be required to curtail our operations or cease operations, the effect of which could be an adverse impact on the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. While our Articles of Incorporation do not currently authorize the issuance of preferred stock, in the future we may amend our Articles of Incorporation to issue preferred stock in one or more series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares or other securities. In addition, if we need to raise more equity capital from the sale of our common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We anticipate using a portion of the proceeds from this Offering to develop new products and technologies in order to allow us to better compete in our markets. Failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. Delays or cost overruns in the development of our products and failure of our current or new products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Any issue with the quality and safety of our products and services may negatively impact our Company
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer

dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. While we believe our products and services to be safe and of high quality, there can be no assurances that we do not encounter quality or service issues in the future, which may impact our Company's reputation and future results of operations.

Our current and future products and services could fail to achieve the sales projections we anticipate
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products and services will be able to gain traction in the marketplace at a faster rate than we have currently been able to. It is possible that our new products and services will fail to gain market acceptance for any number of reasons. If any of our products and services, or future products or services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The solar industry is highly competitive, and we expect to face increased competition as new and existing competitors introduce products or develop alternative technologies, which could negatively impact our business, financial condition and results of operations.
The solar industry is highly competitive. A number of companies have developed or are developing products that will compete directly with our solutions and products. Some of these competitors include, among others, SolarEdge, Huawei, Tesla, Sungrow Power Supply Co., Ltd., Growatt New Energy Co., Ltd and other companies. Competitors in the storage market include Tesla, SolarEdge, Huawei, BYD, Franklin Solar Battery, and other producers of battery cells and integrated storage systems market. Several of our existing and potential competitors are significantly larger than we are and may have greater financial, marketing, distribution and customer support resources and may have significantly broader brand recognition, especially in certain markets. In addition, some of our competitors have more resources and experience in developing or acquiring new products and technologies and creating market awareness for these offerings. Further, certain competitors may be able to develop new products more quickly than we can and may be able to develop products that are more reliable or that provide more functionality than ours. In addition, some of our competitors have the financial resources to offer competitive products at aggressive or below-market pricing levels, which could cause us to lose sales or market share or require us to lower prices of our products in order to compete effectively. Suppliers of solar products, particularly solar modules, have experienced eroding prices over the last several years and as a result many have faced margin compression and declining revenues. If we have to reduce our prices, or if we are unable to offset any future reductions in our average selling prices ("ASPs") by increasing our sales volume, reducing our costs and expenses or introducing new products, our revenue and gross profit would suffer. Significant developments in alternative technologies, such as advances in other forms of distributed solar power generation, storage solutions such as batteries, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of centralized power production may have a material adverse effect on our business and prospects. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

Changes in the United States trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenue, results of operations or cash flows.
The United States has recently imposed significant new tariffs on nearly all products and components imported into the United States and could propose additional tariffs or increases to those already in place. A subset of our products and certain components necessary to manufacture our products in the United States are sourced from China. It is unknown whether and to what extent these tariffs will remain in place or if other new laws or regulations will be adopted. Due to broad uncertainty regarding the timing, content and extent of any regulatory changes in the United States or abroad, we cannot predict the impact, if any, that these changes could have to our business, financial condition and results of operations. It is unknown what effect any such new tariffs or retaliatory actions will have on the solar industry and our customers. The resulting environment of retaliatory trade or other practices or additional trade restrictions or barriers, if implemented on a broader range of products or components from outside the United States, could harm our ability to obtain necessary product components or to sell our products at prices customers are willing to pay, which could have a material adverse effect on our business, prospects, results of operations and cash flows. Further, if the price of solar power systems in the United States increases, the use of solar power systems could become less economically feasible and could reduce our gross margins or reduce the demand of solar power systems manufactured and sold, which in turn may decrease demand for our products. Additionally, existing or future tariffs may negatively affect key partners, suppliers and manufacturers. Such outcomes could adversely affect the amount or timing of our revenue, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions. As additional new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or if affected countries take retaliatory trade actions, such changes could have a material adverse effect on our business, financial condition, results of operations or cash flows.

If demand for solar energy solutions does not grow or grows at a slower rate than we anticipate, our business will suffer.
Our products focus on the production and storage of solar energy. As a result, our future success depends on continued demand for solar energy solutions and the ability of solar equipment vendors to meet this demand. The solar industry is an

evolving industry that has experienced substantial changes over the years, and we cannot be certain that consumers and businesses will adopt solar PV systems as an alternative energy source at levels sufficient to continue to grow our business. Traditional electricity distribution is based on the regulated industry model under which businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices. The viability and continued growth in demand for solar energy solutions and, in turn, our products, may be impacted by many factors outside of our control, including: market acceptance of solar PV systems based on our product platform; availability and amount of government subsidies and incentives to support the development and deployment of solar energy solutions; cost competitiveness, reliability and performance of solar PV systems compared to conventional and non-solar renewable energy sources and products; our ability to timely introduce and complete new designs and timely qualify and certify our products; the extent to which the electric power industry and broader energy industries are deregulated to permit broader adoption of solar electricity generation; the cost and availability of key raw materials and components used in the production of solar PV systems; prices of traditional utility-provided energy sources; whether installers, system owners and solar financing providers will adopt our solutions; the ability of prospective system owners to obtain long-term financing for solar PV installations based on our product platform on acceptable terms or at all; levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows; and the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products. If demand for solar energy solutions does not grow, demand for our customers' products from residential homeowners and commercial businesses will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business. Further, our success depends on continued demand for solar energy solutions and the ability of solar equipment vendors to meet this demand. Supply chain disruptions, increased interest rates and higher inflation, have caused and may continue to cause various negative effects, including an inability to meet the needs of our existing or potential end customers. If demand for solar energy solutions decreases or does not grow, demand for our customers' products as well as demand for our products will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.

We depend upon a small number of outside contract manufacturers, and our business and operations could be disrupted if we encounter problems with these contract manufacturers.
We do not have internal manufacturing capabilities and rely upon a small number of contract manufacturers to build our products. Our reliance on a small number of contract manufacturers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs. We do not have long-term supply contracts with our contract manufacturing partners. Consequently, these manufacturers are not obligated to supply products to us for any period, in any specified quantity or at any certain price. If any of these suppliers reduce or eliminate the supply of the components to us in the future, our revenue, business, financial condition and results of operations would be adversely impacted. Further, the revenue that our contract manufacturers generate from our orders may represent a relatively small percentage of their overall revenue. As a result, fulfilling our orders may not be considered a priority in the event of constrained ability to fulfill all of their customer obligations in a timely manner. In addition, the majority of our products are manufactured outside of the United States. We believe that the location of these facilities outside of the United States increases our supply risk, including the risk of supply interruptions or reductions in manufacturing quality or controls. If any of our contract manufacturers were unable or unwilling to manufacture our products in required volumes and at high quality levels or renew existing terms under supply agreements, we would have to identify, qualify and select acceptable alternative contract manufacturers, which may not be available to us on favorable terms, if at all. An alternative contract manufacturer may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers, which in turn would reduce our revenue, harm our relationships with our customers and cause us to forgo potential revenue opportunities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
Our business is highly dependent on the efforts of our founder and CEO, Deep Patel. The loss of Mr. Patel could result a material adverse effect on our business and operations. Additionally, our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their

performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

We are vulnerable to hackers and cyber-attacks.
We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our customers, suppliers and shareholders. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The Company's outstanding secured debt could adversely affect your investment and your ability to recover your investment in the event of financial distress.
As of September 30, 2025, the Company has approximately $899,192 in outstanding principal and accrued interest under the following loans (collectively, the "Loans"): (i) U.S. Small Business Administration loan in an amount of principal and interest of $487,823, with an interest rate of 3.75% and a maturity date of June 2, 2050; (ii) Bayfirst Financial SBA loan in an amount of principal and interest of $235,029 with an interest rate of 6.00% and a maturity date of April 30, 2031; (iii) Unbound Renewable Energy, Inc. loan in an amount of principal and interest of $52,655, with an interest rate of 10.50% and a maturity date of November 27, 2024; and (iv) American Express national Bank loan in an amount of principal and interest of $123,685, with an interest rate of 10.80% and a maturity date of March 20, 2027. Each of the Loans is secured by substantially all of the Company's assets, including its intellectual property, accounts receivable, and equipment. In the event the Company is unable to meet its payment obligations under any of these Loans, the lenders could foreclose on the Company's assets, which could significantly impair or eliminate the value of those assets available to common stockholders. Since the lenders have priority over equity holders, they would be entitled to be repaid in full before any distributions could be made to investors in this Offering. The existence of the security interests in the Loans also limits the Company's ability to obtain additional financing, as new lenders or investors may require a senior or pari-passu security interest or repayment of the existing obligations. If the Company's cash flow is insufficient to service these debts, the Company may need to refinance, restructure, or default on its obligations—all of which could result in a loss of your entire investment. Currently, we do not plan on using any of the proceeds from this Offering for the repayment of the Loans.

Our gross profit may fluctuate over time, which could impair our ability to achieve or maintain profitability.
Our gross profit has varied in the past and is likely to continue to vary significantly from period to period. Our gross profit may be adversely affected by numerous factors, some of which are beyond our control, including, changes in customer, geographic or product demand; increased price competition, including the impact of customer and competitor discounts and rebates; the impact of inflation and higher interest rates; the reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity applications; our ability to reduce and control product costs, including our ability to make product cost reductions in a timely manner to offset declines in our product prices; warranty costs and reserves, including warranty claim rates, proactive steps to address certain component defects in specific products, and changes resulting from changes in estimates related to the long-term performance of our products, product replacement costs and warranty claim rates, as well as changes in the discount rates; loss of cost savings due to changes in component or raw material pricing or charges incurred due to inventory holding periods if product demand is not correctly anticipated; introduction of new products; tariffs imposed on components imported to the United States and necessary for the manufacture of our products; and Fluctuations in gross profit may adversely affect our ability to manage our business or achieve or maintain profitability.

We may not be able to raise additional capital to execute on our current or future business opportunities on favorable terms, if at all, or without dilution to our stockholders.
We believe that our existing cash and cash equivalents and cash flows from our operating activities will be sufficient to meet our anticipated cash needs for at least the next four (4) months. However, we may need to raise additional capital or debt financing to execute on our current or future business strategies, including to provide additional cash reserves to support our operations, invest in our research and development efforts, expand our operations into new product markets and new geographies, acquire complementary businesses, products, services or technologies; or otherwise pursue our strategic plans and respond to competitive pressures, including adjustments to our business to mitigate the effects of any tariffs that might apply to us or our industry. We do not know what forms of financing, if any, will be available to us. If financing is not

available on acceptable terms, if and when needed, our ability to fund our operations, enhance our research and development and sales and marketing functions, develop and enhance our products, respond to unanticipated events and opportunities, or otherwise respond to competitive pressures would be significantly limited. In any such event, our business, financial condition and results of operations could be materially harmed, and we may be unable to continue our operations. Moreover, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment will be if a market develops for our Class B Shares or if we merge or are bought out.
We have never declared or paid any dividends on our common stock. We do not anticipate paying cash dividends in the foreseeable future. Consequently, an investor's only opportunity to achieve a return on its investment in our company will be if the market price of our common stock appreciates and the investor sells its shares at a profit.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Deep Patel	10,200,000	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 15,300,000 with a total of 10,200,000 outstanding.

Voting Rights

Each holder of record of our Class A Common Stock shall have the right to one vote for each share of Class A Common Stock registered in their name on the books of the Company on all matters submitted to a vote of shareholders except as the right to exercise such vote may be limited by the provisions of the Company's Articles of Incorporation.

Material Rights

Conversion Rights: At the option of the holder, Class A shares may be converted into an equal number of fully paid and nonassessable Class B Common Stock at any time, without payment of additional consideration, by surrendering the corresponding certificated or uncertificated shares and providing written notice of election to convert

Dividends -- The holders of Class A and Class B Common Stock shall have equal rights to any dividends as may be declared by the Board of Directors from time to time.

Liquidation -- In the event of the liquidation, dissolution, or winding up, whether voluntary or involuntary of the Company, the holders of Class A and Class B Common Stock shall have equal rights to the assets and funds of the Company available for distribution to shareholders, with holders of Class A and Class B Common Stock being paid in accordance with each holders respective shares.

Class B Common Stock

The amount of security authorized is 134,700,000 with a total of 9,800,000 outstanding.

Voting Rights

No voting rights, except as otherwise provided in the Articles or as required by law.

Material Rights

Class Vote Protection: Any amendment to the Articles or other corporate action that would adversely affect the rights of Class B holders in a manner materially different than Class A must be approved by a majority of the outstanding Class B shares, voting separately as a class

Dividends -- The holders of Class A and Class B Common Stock shall have equal rights to any dividends as may be declared by the Board of Directors from time to time.

Liquidation -- In the event of the liquidation, dissolution, or winding up, whether voluntary or involuntary of the Company, the holders of Class A and Class B Common Stock shall have equal rights to the assets and funds of the Company available for distribution to shareholders, with holders of Class A and Class B Common Stock being paid in accordance with each holders respective shares.

Company's Equity Compensation Plan

On October 6, 2025, the Board and our stockholders approved the GigaWatt 2025 Equity Compensation Plan (the "Plan"). Pursuant to the Plan, the Company has 3,000,000 Class B Shares authorized under the Plan. Pursuant to the Plan, the Board of Directors will initially act as the administrator, and is authorized to issue grants consisting of options and restricted stock to employees and other service providers to the Company.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,200,000
  Use of proceeds: N/A (issued in exchange for common stock in connection with the merger/reorganization)
  Date: December 18, 2025
  Offering exemption relied upon: Securities Act Section 3(a)(10)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,800,000
  Use of proceeds: N/A (issued in exchange for common stock in connection with the merger/reorganization)
  Date: December 18, 2025
  Offering exemption relied upon: Securities Act Section 3(a)(10)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $9,788,210 compared to $7,485,272 in fiscal year 2024.

Revenue decreased by $2,302,938 (23.5%) year-over-year. This decline reflects softer market conditions in the solar and battery storage industry during 2024. The decrease was driven by reduced sales volume across the Company's distribution channels (Unbound Solar, GoGreenSolar, and AltE Store)

Cost of Sales

Cost of Sales for fiscal year 2023 was $6,836,396 compared to $5,091,719 in fiscal year 2024.

Cost of Sales decreased by $1,744,677 (25.5%), declining proportionally more than revenue. This improvement in cost structure reflects better purchasing terms negotiated with suppliers, improved inventory management that reduced obsolescence and carrying costs, and a favorable shift in product mix toward higher-margin products.

Gross Margins

Gross margins for fiscal year 2023 were $2,951,814 compared to $2,393,553 in fiscal year 2024.

Gross margins decreased by $558,261 (18.9%). However, as a percentage of revenue, gross margin actually improved from 30.2% in 2023 to 32.0% in 2024. While absolute gross profit declined due to lower revenue, the Company maintained stronger pricing discipline and achieved operational efficiencies that protected profitability on a relative basis.

Expenses

Expenses for fiscal year 2023 were $2,845,871 compared to $2,712,738 in fiscal year 2024.

Operating expenses decreased by $133,133 (4.7%). The primary driver was a reduction in salaries and wages from $1,949,497 to $1,696,929, reflecting workforce optimization efforts and operational streamlining. General and administrative expenses increased modestly from $481,308 to $521,229 due to higher professional services costs, while advertising and marketing remained relatively stable at approximately $310,000. Amortization expense increased from $104,017 to $178,173 due to capitalized trademark acquisitions made during the prior year.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be fully indicative of the revenue and cash flows expected for the future because the Company is transitioning from a primarily distribution-focused model to one that increasingly emphasizes proprietary branded products with higher margins. Past cash was primarily generated through sales revenue from distribution activities and equipment sales, supplemented by debt financing including SBA loans and a line of credit. Our goal is to increase the proportion of revenue derived from our Real Goods branded products while improving overall gross margins and achieving consistent positive operating cash flow. The Company's historical cash flows reflect the capital-intensive nature of inventory management and website development investments. In 2024, the Company achieved positive net income of $83,037 compared to $45,926 in 2023, demonstrating improving operational efficiency despite lower revenue. The recognition of cryptocurrency fair value gains of $556,822 in 2024 was a one-time benefit that will not recur at this level. Going forward, we expect more consistent operating performance driven by improved product mix and cost management, though the timing of inventory purchases and customer prepayments will continue to create some cash flow variability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2025, the Company has capital resources available in the form of $1,051,448 cash on hand, a business line of credit with American Express National Bank that provides access to short-term working capital, and ongoing cash generation from operations. The Company also holds cryptocurrency assets valued at $ $687,048 as of September 30, 2025.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company's growth and expansion plans but not critical to maintaining current operations. These funds are required to support expansion of our proprietary Real Goods product line, increase inventory levels to meet customer demand during peak solar installation season, invest in marketing initiatives to drive customer acquisition, and strengthen our balance sheet by reducing reliance on short-term debt.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, approximately 15-25% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. The Company has demonstrated the ability to generate positive cash flow from operations and has access to existing credit facilities. However, the crowdfunding proceeds will meaningfully accelerate our growth initiatives and reduce financial leverage.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12-18 months. This is based on a current monthly burn rate of approximately $30,000-40,000 for expenses related to salaries and wages ($141,000/month), inventory purchases (variable based on sales), rent and facilities ($9,300/month under new lease), general and administrative costs ($43,000/month), and debt service payments ($13,000/month).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24-36 months. This is based on a projected monthly burn rate of $50,000-60,000 for expenses related to expanded headcount in sales and marketing ($175,000/month), increased inventory investment to support growth, new facility lease costs ($9,300/month), enhanced technology infrastructure and website improvements, marketing and advertising campaigns ($50,000/month), and existing debt service obligations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential equipment financing for warehouse operations, possible invoice factoring arrangements to improve working capital management, and selective strategic partnerships that could provide both capital and operational synergies. The Company is not currently conducting any concurrent offerings. Following the successful completion of this Regulation Crowdfunding campaign, the Company may consider additional capital raises in 2026 to support further expansion if market conditions and growth metrics warrant such action.

Indebtedness

- Creditor: U.S. Small Business Administration
  Amount Owed: $496,376.00
  Interest Rate: 3.75%
  Maturity Date: June 02, 2050
  Secured by all tangible and intangible personal property including inventory, equipment, accounts, and general intangibles. Monthly payments of $2,491.

- Creditor: BayFirst (SBA Loan)
  Amount Owed: $257,547.00
  Interest Rate: 6.0%
  Maturity Date: April 30, 2031
  Secured by a lien on all assets of the Company. Monthly payments of $4,756 via automatic debit.

- Creditor: Unbound Renewable Energy, Inc.
  Amount Owed: $52,655.00
  Interest Rate: 10.5%
  Maturity Date: November 27, 2024
  Secured by assets transferred under the related Asset Purchase Agreement. Monthly payments of $53,116.

- Creditor: American Express National Bank
  Amount Owed: $134,445.00
  Interest Rate: 10.8%
  Maturity Date: October 30, 2024
  Secured by continuing security interest in all current and future assets under UCC-1 filing. Personal guarantee by Deep Patel (majority shareholder and CEO). Monthly payments of $13,322 via automatic debit.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $40,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) 3,000,000 Class B Common shares reserved for issuance under a stock plan have not been included.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Product Development
  32.5%
  Development and manufacturing of proprietary hardware stack including Real Goods branded inverters, batteries, solar panels, and the Real Goods Hub smart gateway device. This includes engineering resources, prototyping, testing, certifications, and initial production setup to vertically integrate the product line and increase gross margins from 32% toward the target of 40%+.

- Inventory and Working Capital
  25.0%
  Purchase inventory for solar and battery storage kits including panels, inverters, batteries, racking, wiring, and balance of system components. Working capital to support the $2.7M confirmed order backlog, manage cash flow for operations, and scale fulfillment capabilities across the Unbound Solar and Real Goods brands.

- Sales & Marketing
  15.0%
  Digital-first marketing initiatives including SEO optimization, YouTube content creation, video tutorials, and online advertising to drive customer acquisition for both DIY customers and professional installers. Funds will support the scalable sales funnel that has historically delivered low customer acquisition costs.

- R&D and Platform Development
  6.0%
  Research and development for the integrated software platform including the cloud-based fleet management system, end-user mobile app, support portal, and AI-driven energy optimization capabilities. Development of firmware, VPP-ready features, and smart home integrations to enhance post-sale customer experience.

- General & Administrative
  14.0%
  Operating expenses including personnel costs, facilities, professional services (legal, accounting, compliance), insurance, and general business operations to support scaling from $9M to $100M in projected revenue by 2029.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Product Development
  32.5%
  Development and manufacturing of proprietary hardware stack including Real Goods branded inverters, batteries, solar panels, and the Real Goods Hub smart gateway device. This includes engineering resources, prototyping, testing, certifications, and initial production setup to vertically integrate the product line and increase gross margins from 32% toward the target of 40%+.

- Inventory and Working Capital
  25.0%

Purchase inventory for solar and battery storage kits including panels, inverters, batteries, racking, wiring, and balance of system components. Working capital to support the $2.7M confirmed order backlog, manage cash flow for operations, and scale fulfillment capabilities across the Unbound Solar and Real Goods brands.

- Sales & Marketing
  15.0%
  Digital-first marketing initiatives including SEO optimization, YouTube content creation, video tutorials, and online advertising to drive customer acquisition for both DIY customers and professional installers. Funds will support the scalable sales funnel that has historically delivered low customer acquisition costs.
- R&D and Platform Development
  6.0%
  Research and development for the integrated software platform including the cloud-based fleet management system, end-user mobile app, support portal, and AI-driven energy optimization capabilities. Development of firmware, VPP-ready features, and smart home integrations to enhance post-sale customer experience.
- General & Administrative
  14.0%
  Operating expenses including personnel costs, facilities, professional services (legal, accounting, compliance), insurance, and general business operations to support scaling from $9M to $100M in projected revenue by 2029.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.gigawattinc.com/ (https://www.gigawattinc.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gigawatt

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR GigaWatt, Inc.

[See attached]

GigaWatt Merger Sub, Inc.
(the “Company”)
a California Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception to November 30, 2025

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: GigaWatt Merger Sub, Inc. Management

We have reviewed the accompanying financial statements of GigaWatt Merger Sub, Inc. (the Company) which comprise the balance sheets from inception through November 30, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Merger Transaction
As discussed in Notes 1 and 7 to the financial statements, the Company was formed solely to facilitate a downstream merger with its Parent Company, and on December 18, 2025, the Parent Company approved and executed a merger pursuant to which the Parent Company merged with and into the Company, with the Company as the surviving corporation. These matters are fundamental to understanding the Company's financial position and future operations. Our conclusion is not modified with respect to this matter.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
January 9, 2026

GIGAWATT MERGER SUB, INC.
BALANCE SHEET

INCEPTION THROUGH NOVEMBER 30,		2025
ASSETS		
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
TOTAL LIABILITIES		-
EQUITY		
Additional Paid-in Capital	$	19,506
Accumulated Deficit		(19,506)
TOTAL EQUITY	$	-
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Unaudited Financial Statements

GIGAWATT MERGER SUB, INC.
STATEMENT OF OPERATIONS

INCEPTION THROUGH NOVEMBER 30,		2025
Operating Expenses		
Professional Fees	$	19,506
Total Operating Expenses		**19,506**
Total Loss from Operations	$	**(19,506)**
Net Income (Loss)	**$**	**(19,506)**

See Accompanying Notes to these Unaudited Financial Statements

GIGAWATT MERGER SUB, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Class A Common Stock		Class B Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 09/17/25	-	-	-	-	-	-	-
Issuance of Common Stock	1	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	19,506	-	19,506
Net income (loss)	-	-	-	-	-	(19,506)	(19,506)
Ending balance at 11/30/25	1	-	-	-	19,506	(19,506)	-

See Accompanying Notes to these Unaudited Financial Statements

GIGAWATT MERGER SUB, INC.
STATEMENT OF CASH FLOWS

INCEPTION THROUGH NOVEMBER 30,		**2025**
OPERATING ACTIVITIES		
Net Income (Loss)	$	(19,506)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash used in Operating Activities	$	(19,506)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Additional Paid-in Capital	$	19,506
Net Cash provided by Financing Activities	$	19,506
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

GigaWatt Merger Sub, Inc. (the "Company") was incorporated in California on September 17th, 2025, to serve as the surviving corporation in a downstream merger with GigaWatt, Inc. (the "Parent Company"). Following the merger, the Company will continue the Parent Company's solar and battery storage business and will be headquartered in Fullerton, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company was formed as a shell entity solely to facilitate the merger with the Parent Company and, as of the reporting date, has no significant assets, liabilities, revenues, or operations. Completion of the merger is subject to various uncertainties, including obtaining required corporate, regulatory, and shareholder approvals and the Parent Company's ability to continue as a going concern and execute its business plan. Until the merger is completed, the Company's primary risks relate to its status as a non-operating shell, including potential changes in applicable laws and regulations and the continued availability of funding from the Parent Company to cover administrative costs.

Following completion of the merger, the Company's risks and uncertainties will be those of the combined business, which are described in the Parent Company's financial statements and other public filings, and users of these financial statements should consider those disclosures when assessing overall risk.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company was formed solely to facilitate a merger with its parent company, and therefore does not expect to generate positive working capital independently of that transaction.

Management has evaluated these conditions and developed mitigation plans that are expected to be implemented by the combined entity following completion of the merger. These post-merger plans include revenue growth initiatives, margin improvement efforts, cost control measures, and securing additional financing to support working capital needs, which management believes will enable the combined company to meet its obligations over the next twelve months. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of November 30, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company currently has no customer contracts and, accordingly, has not recognized any revenue from contracts with customers. Following the merger, any assumed or newly executed customer contracts will be evaluated under ASC 606, Revenue from Contracts with Customers, and the Company will identify, analyze, and account for the related performance obligations in accordance with that guidance upon execution of its initial customer contract.

Professional Fees

Professional fees comprise legal costs associated with the Company's incorporation and the merger process with its parent entity.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on September 17th, 2025 and had no operations, taxable income, or filing requirements during the period ended November 30, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no debts or long-term obligations as of inception to November 30, 2025.

NOTE 6 – EQUITY

The Company has authorized 150,000,000 shares of common stock with no par value, comprising two classes: Class A and Class B.

Class A Common Stock

The Company has authorized 15,300,000 shares of Class A Common Stock with no par value. 1 share was issued and outstanding as of November 30, 2025.

Voting: Class A Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation preference: In the event of any liquidation, dissolution, or winding up of the Company, holders of Class A Common Stock are entitled to receive distributions pro rata with Class B Common Stock on a per-share basis, except to the extent that Class B Common Stock is adversely affected by amendment.

Conversion: At the option of the holder, any or all shares of Class A Common Stock may be converted into an equal number of fully paid and nonassessable shares of Class B Common Stock without payment of additional consideration.

Class B Common Stock

The Company has authorized 134,700,000 shares of Class B Common Stock with no par value. No shares were issued and outstanding as of November 30, 2025.

Voting: Class B Common stockholders have no voting rights on matters submitted to shareholder vote.

Dividends: The holders of Class B Common Stock are entitled to receive dividends when and if declared by the Board of Directors on a parity with Class A Common Stock.

Liquidation preference: In the event of any liquidation, dissolution, or winding up of the Company, holders of Class B Common Stock are entitled to receive distributions pro rata with Class A Common Stock on a per-share basis.

Conversion: Class B Common Stock is not convertible into any other class of the Company's capital stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to November 30, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 9, 2026, the date these financial statements were available to be issued.

On December 18, 2025, the Parent Company approved and executed a merger with the Company, its wholly owned subsidiary, pursuant to Section 1110 of the California Corporations Code, with the Company as the surviving corporation.

Simultaneously with the merger, the Company amended its Articles of Incorporation to change its name to GigaWatt, Inc. These subsequent events did not impact the amounts recognized in the accompanying financial statements as of and for the period then ended but will affect the Company's equity structure and legal name in future periods.

Gigawatt, Inc.
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914

RNB CAPITAL
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Gigawatt, Inc. Management

We have reviewed the accompanying financial statements of Gigawatt Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
September 26, 2025

GIGAWATT, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	521,671	575,133
Accounts Receivable		11,126	2,779
Inventory		103,328	203,644
Other Current Assets		163,049	130,139
Total Current Assets		799,174	911,695
Non-Current Assets:			
Property & Equipment, net	$	8,191	100,792
Intangible Assets, net		1,129,423	1,057,459
Intangible Assets-Cryptocurrencies		562,796	-
Security Deposits		22,280	22,280
Other Noncurrent Assets		37,988	77,484
Total Non-Current Assets		1,760,678	1,258,015
TOTAL ASSETS	$	2,559,852	2,169,710
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	722,457	356,729
Credit Cards Payable		392,588	204,250
Unearned Revenue		1,152,065	900,410
Loans Payable- ST		233,490	598,709
Other Current Liabilities		158,935	250,910
Total Current Liabilities	$	2,659,535	2,311,008
Non-Current Liabilities:			
Loans Payable	$	707,533	740,029
Other Noncurrent Liabilities		-	8,926
Total Non-Current Liabilities	$	707,533	748,955
TOTAL LIABILITIES		3,367,068	3,059,963
EQUITY			
Common Stock	$	(30,366)	(30,366)
Retained Earnings		(776,850)	(859,887)
TOTAL EQUITY	$	(807,216)	(890,253)
TOTAL LIABILITIES AND EQUITY	$	2,559,852	2,169,710

See Accompanying Notes to these Unaudited Financial Statements

GIGAWATT, INC.
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Sales	$	7,485,272	9,788,210
Cost of Goods Sold		5,091,719	6,836,396
Gross Profit	$	2,393,553	2,951,814
Operating Expenses			
Advertising and Marketing	$	310,210	304,852
Salaries and Wages		1,696,929	1,949,497
General and Administrative		521,229	481,308
Depreciation Expense		344	344
Amortization Expense		178,173	104,017
Amortization of Finance Lease		5,853	5,853
Total Operating Expenses		**2,712,738**	**2,845,871**
Total Loss from Operations	$	**(319,185)**	**105,943**
Other Income (Expense)			
Interest Expense	$	(121,400)	(77,190)
Change in Fair Value of Cryptocurrencies		556,822	-
Other Income		(27,431)	24,011
Other Expense		(5,232)	(2,207)
Income Tax Expense		(537)	(4,631)
Total Other Income (Expense)		**402,222**	**(60,017)**
Net Income	**$**	**83,037**	**45,926**

See Accompanying Notes to these Unaudited Financial Statements

GIGAWATT, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/23	10,000,000	(30,366)	(905,813)	(936,179)
Issuance of Common Stock	-	-	-	-
Net income (loss)	-	-	45,926	45,926
Ending balance at 12/31/23	10,000,000	(30,366)	(859,887)	(890,253)
Issuance of Common Stock	-		-	-
Net income (loss)	-	-	83,037	83,037
Ending balance at 12/31/24	10,000,000	(30,366)	(776,850)	(807,216)

See Accompanying Notes to these Unaudited Financial Statements

GIGAWATT, INC.
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income	$	83,037	45,926
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		344	344
Amortization Expense		178,173	104,017
Amortization of Finance Lease		5,853	5,853
Increase in Fair Value of Cryptocurrencies		(562,796)	
Share of Losses (Earnings) from Equity Method Investment		39,496	(4,184)
Decrease (Increase) in:			
Accounts Receivable		(8,347)	29,569
Inventory		100,316	332,679
Operating Lease ROU Assets	$	86,446	76,122
Other Current Assets		(32,910)	87,612
Increase (Decrease) in:			
Accounts Payable		365,728	(52,077)
Credit Cards Payable		188,338	3,345
Unearned Revenue		251,655	(172,257)
Other Current Liabilities		(91,975)	(30,429)
Other Noncurrent Liabilities		(8,926)	(100,285)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		511,395	280,309
Net Cash provided by (used in) Operating Activities	$	594,432	326,235
INVESTING ACTIVITIES			
Purchase of Intangible Assets		(250,179)	(959,125)
Net Cash used in Investing Activities	$	(250,179)	(959,125)
FINANCING ACTIVITIES			
Proceeds from (Payment for) Loans	$	(397,715)	530,455
Issuance of Common Stocks		-	-
Net Cash provided by (used in) Financing Activities	$	(397,715)	530,455
Cash at the beginning of period		575,133	677,569
Net Cash increase (decrease) for period	$	(53,462)	(102,435)
Cash at end of period	$	521,671	575,133

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	121,400	77,190
Income taxes	1,157	3,660

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

GigaWatt, Inc. ("the Company") is a California corporation headquartered in Fullerton, California. It was originally founded in October 2006 as Go Green Solar, LLC and was converted into a corporation in 2011. The Company has operated in the solar and battery storage industry for nearly two decades and has developed into a multi-channel business model that includes product development, nationwide distribution, and related professional services.

The Company generates revenues primarily through the sale of proprietary solar and battery storage products under the Real Goods brand, nationwide distribution of solar equipment and kits through its online platforms, and professional services offered in partnership with Planet Plan Sets, in which the Company holds a minority equity stake. Distribution is conducted through three established platforms: Unbound Solar, GoGreenSolar, and the AltE Store, which collectively serve both homeowners and professional installers nationwide.

The customer base includes homeowners and DIY customers, who purchase solar kits and permitting services through the Company's online platforms, as well as contractors and professional installers, who rely on the Company's products, distribution channels, and permitting services to deliver renewable energy projects. Operations are U.S.-based, with customers located across the country.

To support future growth initiatives and operating capital, the Company intends to launch a Regulation CF crowdfunding campaign in the fourth quarter of 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, accounts receivable from one customer described in the accounts receivable section, represented more than 10% of the total accounts receivable balance. The Company regularly monitors concentrations of credit risk as part of its overall risk assessment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

As of December 31, 2024, and December 31, 2023, there were no material assets or liabilities that required recurring fair value measurement or disclosure under ASC 820, apart from the Company's cryptocurrencies, which are measured at fair value using Level 1 tier when active market prices are available.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $521,671 and $575,133 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

Credit terms are generally net 30 days, and the Company evaluates credit risk on an individual customer basis. One customer, Planet Plan Sets LLC, accounted for more than 10% of accounts receivable as of year-end. Certain accounts receivable, as part of the Company's total assets, have been pledged as security for loans described in Note 5.

Details of the Company's accounts receivable balance as of December 31 are as follows:

Description	2024	2023
Accounts Receivable	11,126	2,779
Less: Allowance for Doubtful Accounts	-	-
Totals	**11,126**	**2,779**

<u>Allowance for Doubtful Accounts</u>

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. The Company has not set allowance for doubtful accounts as of December 31, 2024 and 2023.

<u>Inventory</u>

Inventory consisted primarily of raw materials, inventory in transit, and finished goods of the Company's solar and battery storage products. Inventories are stated at the lower of cost or net realizable value, utilizing the first-in, first-out method. Inventory balances were $103,328 and $203,644 as of December 31, 2024 and December 31, 2023, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	**Useful Life in Years**	**2024**	**2023**
Machinery and Equipment	5	21,444	21,444
Furniture and Fixtures	5	17,830	17,830
Leasehold Improvements	5	23,452	23,452
Operating Lease ROU Assets	5	7,721	94,168
Finance Lease ROU Assets	5	487	6,340
Less Accumulated Depreciation		(62,743)	(62,442)
Totals		**8,191**	**100,792**

<u>Intangible Assets – Capitalized Internal-Use Software and Trademarks</u>

The Company accounts for capitalized internal-use software costs in accordance with Accounting Standards Codification 350 *("ASC 350"), Intangibles—Goodwill and Other*. Under ASC 350, costs incurred during the application development stage of internal-use software, including applicable web-based product development expenses are capitalized and subsequently amortized over the estimated useful life of the asset on a straight-line basis. All costs associated with preliminary project activities, as well as those incurred during post-implementation or operational phases, are expensed as incurred.

For the years presented, internal-use software, classified as "Website," is amortized over a useful life of 3 years. Trademarks are amortized over a useful life of 15 years. The following table summarizes the gross carrying amounts and accumulated amortization related to these intangible assets as of December 31, 2024 and 2023:

Property Type	**Useful Life in Years**	**2024**	**2023**
Website	3	318,800	318,800
Trademarks	15	1,160,304	910,125
Less Accumulated Amortization		(349,681)	(171,466)
Totals		**1,129,423**	**1,057,459**

<u>Intangible Assets – Cryptocurrencies</u>

As of December 31, 2024, the Company held cryptocurrencies with a carrying value of $562,796, presented as intangible assets pursuant to Accounting Standards Codification 350 *("ASC 350"), Intangibles—Goodwill and Other*. In accordance with ASC 350-30, cryptocurrencies are accounted for as indefinite-lived intangible assets, initially recorded at cost. As permitted by ASU 2023-08, Accounting for and Disclosure of Crypto Assets, the Company subsequently measures its cryptocurrencies at fair value, with changes in fair value recognized in earnings.

For the year ended December 31, 2024, the Company recognized a net gain from the change in fair value of cryptocurrencies of $562,796. Cryptocurrencies are not considered cash, cash equivalents, or financial instruments under ASC 305 or ASC 825, nor are they classified as inventory under ASC 330. The Company assesses fair value using quoted prices in active markets in accordance with ASC 820, Fair Value Measurement.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling solar kits, related equipment, and professional services. The Company's payments are generally received in advance of shipment, with limited credit extended to certain commercial customers. The Company's primary performance obligation is to ship products to customers and provide related services as contracted. The Company deferred revenue of $1,152,065 and $900,410 for the years ended December 31, 2024 and 2023, respectively, related to advance payments received for products not yet shipped.

The Company's primary performance obligation is the delivery of products to customers. Revenue is recognized at the point in time when control of the products transfers to the customer, which generally occurs upon shipment. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settlement of the refund liability.

Advertising and Marketing Costs

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative Expense

General and administrative expenses for the year included significant costs for computer and software, rent, professional accounting services and miscellaneous routine operating expenditures. These costs represent the regular overhead and support expenses necessary for the Company's ongoing business operations and are expensed as costs are incurred.

Salaries and Wages

Salaries and wages consists of staffing and labor costs such as salaries, vacation pay, payroll taxes, payroll processing fees, workers compensation, health insurance, 401k expenses, etc and are expensed as costs are incurred.

Income Taxes

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2024. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

The Company accounts for income taxes in accordance with *ASC 740, Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	**2023**
Net Operating Loss Carryforwards	-	(7,055)
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	(3,089)	(2,721)
Other Temporary Differences	166,070	(237)
Gross Deferred Tax Asset	**162,981**	**(10,013)**
Less: Valuation Allowance	(162,981)	10,013
Net Deferred Tax Asset (Liability)	**-**	**-**

Net Operating Loss Carryforwards

As of December 31, 2024 and 2023, the Company had federal and state net operating loss carryforwards of approximately $23,644. Federal NOLs arising after December 31, 2017 generally do not expire but are subject to an 80% taxable income limitation. California state NOLs expire within 20 years. Utilization of these carryforwards may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

The provision for income taxes includes both current and deferred tax expenses. The Company has recorded a full valuation allowance against its deferred tax assets as a result of cumulative operating losses and the lack of sufficient objectively verifiable evidence to support their realization. The components of income tax expense (benefit) for the years ended December 31, 2024 and 2023 are as follows:

Component	2024	2023
Current tax expense	-	13,937
Deferred tax expense (benefit)	162,981	(10,013)
Valuation Allowance	(162,981)	10,013
Net Deferred Tax Asset (Liability)	**-**	**13,937**

During 2024 and 2023, the Company paid no income taxes to federal or foreign state jurisdictions.

	2024	2023
Federal	-	3,146
State	1,157	514
Foreign	-	-
Net Deferred Tax Asset (Liability)	**1,157**	**3,660**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(97,391)	21%	9,808	21%
State taxes, net of federal benefit	(40,997)	9%	4,129	9%
Permanent differences	-	-	(2,230)	-5%
Change in Valuation Allowance	-	-	-	-
Other	-	-	4,843	10%
Total Income Tax Expense (benefit)	**(138,388)**	**30%**	**16,550**	**35%**

Explanation of Significant Reconciling Items:
For the years ended December 31, 2024 and 2023, the Company's income tax expense (benefit) differed from the U.S. statutory rate primarily as a result of state income taxes, permanent differences related to nondeductible items, and other discrete tax adjustments. In 2024, a tax benefit was recognized primarily due to the impact of statutory federal and state tax rates, with no significant effect from permanent differences or other items. In 2023, income tax expense reflected positive pretax income and was affected by similar factors, including discrete tax adjustments and permanent differences related to certain nondeductible expenses. There was no change in the valuation allowance in either year.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows *ASC 850, "Related Party Disclosures,"* for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. As of December 31, 2024, the Company maintained the following operating real estate lease and one finance equipment lease, both of which were entered into in 2020 and each with a remaining term of one year.

Type of Leased Asset	Term / Duration	Lease Payments
Warehousing & office space	February 1, 2020 – February 28, 2025	Monthly rent starting at $7,128 with annual increment
Equipment	60 months starting February 14, 2020	$586.76 per month

Lease activity and related balances for the years ended December 31, 2024 are summarized below:

	2024
Lease expense	
Finance lease expense	-
Amortization of ROU assets	5,853
Interest on lease liabilities	289
Operating lease expense	92,658
Variable lease expense	-
Total	98,800
Other Information	
Operating cash flows from finance leases (i.e. Interest)	332
Financing cash flows from finance leases (i.e. principal portion)	6,709
Operating cash flows from operating leases	99,744
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	-
Weighted-average discount rate for finance leases	7.8%

Weighted-average discount rate for operating leases			12.0%

Maturity Analysis		Finance	Operating
	2024-12	-	-
	2025-12	587	8,339
	2026-12	-	-
	2027-12	-	-
	2028-12	-	-
	Thereafter	-	-
Total undiscounted cash flows		587	8,339
Less: present value discount		-	-
Total lease liabilities		587	8,339

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024, the Company had the following outstanding debt obligations:

U.S. Small Business Administration: Economic Injury Disaster Loan (EIDL) - On June 2, 2020, the Company entered into an Economic Injury Disaster Loan (EIDL) with the U.S. Small Business Administration in the original principal amount of $500,000. It bears interest at 3.75% per annum and matures on June 2, 2050. Monthly installment payments of $2,491 (principal and interest) commenced 24 months after the original note date, with the balance due at maturity. The loan is secured by a security interest in all tangible and intangible personal property of the Company, including inventory, equipment, accounts, and general intangibles.

BayFirst: SBA Loan - On March 30, 2021, the Company entered into a Small Business Administration (SBA) loan with BayFirst in the original principal amount of $350,000. The loan bears interest at 6.00% per annum and matures on April 30, 2031. Repayments are made monthly through automatic debit, with scheduled payments of $4,756 (including principal and interest). The loan is secured by a lien on all assets of the Company.

Unbound Renewable Energy Inc: Promissory Note - On October 27, 2023, the Company entered into a promissory note with Unbound Renewable Energy, Inc., a California corporation, in the principal amount of $650,000. The note bears interest at 10.50% per annum and matures on November 27, 2024. The agreement requires monthly payments of $53,116. The note is secured by the assets transferred under the related Asset Purchase Agreement and Security Note.

American Express National Bank – Business Line of Credit
On April 30, 2024, the Company entered into a business line of credit agreement with American Express National Bank for a principal amount of $220,000. The loan bears interest at 10.80% per annum and matures on October 30, 2024. Repayment terms require 18 monthly installments of $13,322 via automatic debit, with prepayment permitted without penalty. The loan is secured by a continuing security interest in all current and future assets of the Company under a UCC-1 filing and is further guaranteed personally by the Company's major shareholder, Deep Patel.

Details of the Company's debts are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
EIDL Loan	500,000.00	3.75%	06/02/2050	13,416	482,960	496,376	-
SBA Loan	350,000.00	6%	04/30/2031	32,974	224,573	257,547	-
Promissory Note	650,000.00	10.5%	11/27/2024	52,655	-	52,655	-
Line of Credit	220,000.00	10.8%	10/30/2024	134,445	-	134,445	-
Total				233,490	707,533	941,023	-

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
EIDL Loan	500,000.00	3.75%	06/02/2050	12,923	487,077	500,000	-
SBA Loan	350,000.00	6%	04/30/2031	31,058	252,952	284,010	-
Promissory Note	650,000.00	10.5%	11/27/2024	554,728	-	554,728	-
Line of Credit	220,000.00	10.8%	10/30/2024	-	-	-	-
Total				598,709	740,029	1,338,738	-

5 Year Debt Maturities

2025	233,490
2026	47,755
2027	51,581
2028	54,424
2029 and Beyond	553,773
Totals	**941,023**

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares without par value. 10,000,000 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 26, 2025, the date these financial statements were available to be issued.

Subsequent to December 31, 2024, on March 1, 2025, the Company entered into a commercial lease agreement with a 63-month term ending May 31, 2030. The agreement provides for an initial base rent of $9,292 per month, subject to scheduled annual increases, and requires a security deposit of $12,315.

Management has evaluated subsequent collections on significant outstanding receivables through September 19, 2026, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Established Nationwide Business Aiming to Scale the Future of America's Energy

Gigawatt is making more than just hardware. Our mission is to advance the innovation of energy independence by turning solar and storage from a fragmented industry into a scalable, software-powered platform.

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OLD-SCHOOL GRIT.
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OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

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$2.00 Per Share

MIN INVEST $500

VALUATION $40M

REASONS TO INVEST

Significant Market Tailwinds. Rising energy costs, EV adoption, AI-driven demand, and a decaying grid make decentralized power more attractive as an alternative option. With federal subsidies phasing out in 2026, Our lean, integrated model is built for the post-subsidy market while others scramble to adapt.

Profitability and Proven Leadership. $50M in gross revenue (2019–2024) serving customers across the U.S., scaling efficiency, integrating product, and growing margins bootstrapped with zero outside capital. Projected to surpass $60M in revenue by the end of 2025.*

Vertically Integrated Platform: Hardware, Software, and Service. Certified batteries, inverters, and panels are planned to launch next quarter, intended to expand our margins while improving quality control. The software layer is designed to transform one-time sales into lifetime customer relationships through monitoring, diagnostics, and optimization services.

**This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.*

TEAM



Deep G. Patel • Founder, CEO, Board Member, Principal Accounting Officer

With 19 years of experience in solar and energy storage, Deep Patel has dedicated his career to making energy independence accessible to everyone. He began his journey in 2006 with a college research project on solar power that turned into a garage startup, which he grew into what is now GigaWatt, a middle-market company advancing solar and battery innovation.

Since the company's inception, Deep's leadership has driven over $100 million in revenue, including operations under the Company's predecessor, Go Green Solar LLC, and he has successfully acquired and merged two competitors to expand GigaWatt's reach and capabilities. Deep also serves as the Los Angeles Chapter Leader for the California Solar & Storage Association, the state's leading trade association representing the solar and energy storage industry. He holds a degree in Entrepreneurship from California State University, Fullerton, and a Masters Degree in Banking and Finance from Boston University.

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Jeffrey Robert Spies • Board Member

With over 18 years in the solar and energy storage industry, Jeff Spies has dedicated his career to making solar the leading form of power generation. As President of Planet Plan Sets, a GigaWatt affiliate providing solar and storage permit plan sets nationwide, Jeff oversees technical accuracy and innovation in design standards.

He serves as Secretary for NABCEP, the solar industry's certification organization, and as Secretary and Board Member for the California Solar & Storage Association, the state's leading trade association for solar and energy storage. Jeff is also a founding member of the Sustainable Energy Action Committee, where he helps shape national codes and standards for solar and storage systems.

A respected industry educator and advocate, Jeff has led technical committees for UL standards, spoken at major conferences, produced the documentary Solar Roots: The Pioneers of PV, and authored numerous articles in leading trade publications.

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Harold Y Tan • Director of IT and Board Member

Harold Tan is a serial entrepreneur and technology strategist with over two decades of experience spanning e-commerce, information systems, and renewable energy. As Director of IT and a Board Member at GigaWatt, he leads the company's digital transformation - developing secure, scalable systems that integrate operations across solar, storage, and energy-management platforms.

An early Bitcoin pioneer since 2012, Harold is recognized as a thought leader in distributed technologies, with deep expertise spanning full-stack software development and hardware systems integration. His talks at TEDx, academic institutions, and global business forums explore how digital infrastructure and decentralized innovation can power a more abundant, sustainable world.

Harold studied Cognitive Science and Mathematics at UCLA and Information Systems at Harvard University. He has served as a Board Member of the Entrepreneurs' Organization and as an Entrepreneur-in-Residence and lecturer at UC Irvine's Applied Innovation Cove and Merage School of Business, mentoring founders and students on building startup ventures.

At GigaWatt, Harold drives the company's strategy to fuse technology, finance, and renewable infrastructure into a unified energy ecosystem. His focus on data-driven efficiency, cybersecurity, and automation underpins GigaWatt's mission to deliver profitable and resilient energy systems that strengthen the grid and generate lasting value.

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Ben Mitrovich • Director of Marketing

With over 18 years in creative and marketing strategy and direct sales experience, Ben Mitrovich brings a rare blend of brand storytelling, data-driven systems, and customer insight to GigaWatt Inc. He leads marketing strategy and revenue operations across Unbound Solar, GoGreen Solar, and Alt-E Store, unifying sales, marketing, and customer experience under one vision.

Before entering the solar industry, Ben spent seven years leading Linkd Media Solutions, a digital agency that built high-performance websites and provided branding and marketing consulting for Fortune 500 companies and startups. In 2017, he joined Wholesale Solar, where he led its rebrand to Unbound Solar and built acquisition systems that expanded the contact base by 433%, increased Marketing Qualified Leads by 167%, and generated 30% of gross profit through targeted campaigns.

In 2021, Ben left Unbound Solar and transitioned into sales, gaining three years of direct experience and ranking #2 out of 50 representatives at one of the nation's fastest-growing solar companies. He later returned to leadership, applying his firsthand sales insights to refine marketing-to-sales operations. Today, he focuses on creative automation, scalable workflows, and data-driven marketing systems that strengthen GigaWatt's position as a leader in solar and energy storage solutions.

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Josh Bostic • Sales Manager

Josh Bostic is the Sales Manager at GigaWatt, bringing over 15 years of experience in sales, business development, and solar power. A U.S. Navy veteran, Josh began his career as a quality control engineer in the oil and gas industry, ensuring precision and reliability in complex energy systems. Inspired by the potential of clean technology, he transitioned into solar power, driven by a deep belief in the benefits solar energy could bring to the world.

Since making the switch, Josh has gained experience across nearly every part of the solar industry—from installation and project coordination to sales and customer engagement. Before joining GigaWatt, he worked with companies including Purelight Power, True South Solar, and SolarCity, building a strong foundation in both technical knowledge and customer-focused sales. He also co-founded Solityx, a consulting firm helping solar companies refine marketing and sales strategies.

Josh's Navy discipline, technical background, and passion for solar power make him an integral part of GigaWatt's mission to give Power to the People.

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THE PITCH

Three Forces Driving Urgent Energy Market Growth Today

1. Soft costs drive the market now. Efficiency is the new battleground.

Energy demand is spiking from EVs, AI data centers, and electrified homes. But the biggest cost challenge in solar and storage isn't hardware anymore, it's the process.

"Soft costs" like permitting, labor, and customer acquisition now make up nearly 65% of system pricing (as of 2019). In today's fragmented industry, where equipment, installers, permitting services, and support often come from different players, every handoff adds cost and delay.

2. Electrification is moving faster than at any time in history.

The U.S. grid, still dependent on 20th-century hardware and cannot expand fast enough to meet the demand. That's why rates keep climbing across the country while outages, fires, and failures rise.

This is creating urgent interest for distributed, resilient energy solutions:

- EV adoption is expected to grow 10x by 2035. The Edison Electric Institute projects 78.5 million EVs on U.S. roads by 2035, up from around 4.5 million in 2023. (Source: https://www.eei.org/-/media/Project/EEI/Documents/Issues-and-Policy/Electric-Transportation/EV-Forecast-Infrastructure-Report.pdf)

- IEA projects electricity demand from data centers will more than double by 2030, driven heavily by AI workloads. (Source: https://www.iea.org/news/ai-is-set-to-drive-surging-electricity-demand-from-data-centres-while-offering-the-potential-to-transform-how-the-energy-sector-works)

- Heat pumps, energy storage, and smart home technologies are accelerating the shift away from fossil-based systems, driving a household-level electrification wave that's reshaping global energy demand.

- The centralized grid is buckling under this load, driving the need for decentralized platforms that can scale faster.



A 6× Acceleration in Energy Demand Is Creating Historic Market Opportunity
AGI Robots (TWh)
AI Data Centers (TWh)
EVs (TWh)
Conventional Household Use (TWh)
126% Growth
Next 10 years
6X
19% Growth
Past 10 years
3.0K
1.5K
1.2K
2015
2020
2025
2030
2035

Based on third-party and internal estimates. Actual results may differ.

3. Energy costs are already expensive - and they're only going up.

Utilities are passing the burden of wildfire liabilities, deferred maintenance, and massive grid investments directly to customers, creating steady rate hikes.

- National electricity costs on average are rising faster than inflation, with volatility becoming the norm in some markets.

- Rate hikes tied to climate events, lawsuits, and infrastructure failures are leaving families footing the bill.

- For households, energy has become one of the most unpredictable and painful monthly expenses.

- Solar and storage adoption is now becoming more about stability and control, not just sustainability.


Cost per kWh Up 40% Over the Last Decade
The Era of Endless Rate Hikes Has Begun
$ 0.14
$ 0.13
$ 0.13
$ 0.14
$ 0.14
$ 0.13
$ 0.14
$ 0.14
$ 0.17
$ 0.17
$ 0.18
2014
2016
2018
2020
2022
2024
Source: U.S. EIA via FRED (Federal Reserve Bank of St. Louis, 2024)

Average U.S. residential electricity prices have risen approximately 40% over the last decade (EIA, 2024). Future rate trends will depend on market and regulatory factors.

MARKET OPPORTUNITY

Industry Context and Challenges

This energy transition is one of the largest potential infrastructure shifts in history. Global solar capacity has grown more than 1,000% in the past 20 years and is projected to accelerate even faster in the next decade, with residential solar and storage forecasted to surpass **$50 billion annually in the U.S. by 2030.** Source


$21.4 trillion in global grid investments are needed by 2050 to keep up with electrification, EVs, and AI data centers.[1]
Annual grid investments are projected to reach $811 billion by 2030 under Bloomberg's Net Zero scenario.[2]
U.S. residential solar + storage is forecasted to surpass $50 billion annually by 2030.[3]
DIY and "prosumer" energy solutions are fast-emerging segments, with millions of homeowners seeking control, savings, and reliability without the bloat of legacy turnkey solar options.[4]



U.S. residential electricity prices rose 5.0% year over year (March 2024–March 2025), continuing a multi-year trend of outpacing inflation. [5]

[1] **Source:** *BloombergNEF, Global Net Zero Will Require $21 Trillion Investment in Power Grids (2024)*
[2] **Source:** *BloombergNEF, Readying the Global Power Grid for Net Zero (2024)*
[3] **Source:** *SEIA/Wood Mackenzie, U.S. Solar Market Insight Report (2024)*
[4] **Source:** *SEIA, Solar Market Insight Factsheet (2024)*
[5] **Source:** *EIA, Electric Power Monthly (2025)*

Forecasts and projections are subject to change; actual results may differ.

Market leaders like Tesla and Enphase demonstrate that high-quality equipment paired with strong software and service can deliver real value, but often at a price point far out of reach for most homeowners. At the other end of the spectrum, low-cost options sacrifice quality, safety, and support, leaving customers frustrated or stranded.

The DIY and prosumer solar and storage segment already is estimated to represent a billion-dollar market, but the space is fragmented and underserved, leaving most customers with either overpriced turnkey installs or unsupported DIY kits.

The opportunity is significant, but growth has been slowed by inefficiencies, bloated sales models, scattered processes, and a lack of long-term support.

Every renewable pitch will tell you this problem is real. The bigger question is who you trust to solve it. The space is crowded with shiny new batteries, solar panels, and often overhyped gadgets. But resilience comes from execution: systems, efficiency, and the ability to scale sustainably.

OUR SOLUTION

The Gigawatt Stack: What Energy Storage Was Always Supposed to Be

For over 19 years, our customer-first approach has helped keep us profitable, sustainable, and growing while many competitors collapsed chasing short-term gains.

That's why our solution for today's unprecedented energy market isn't just a flashy new battery, inverter, or app. We believe the GigaWatt Stack is designed to scale and deliver what homeowners actually need to take control of their power: **premium-quality gear, intuitive software, and lifetime support–all at an affordable price point.**

Vertically Integrated & Built to Scale

Most solar providers do just one thing well, leaving customers with clunky apps, sales-driven interfaces, or no real software support at all. Homeowners are left to bounce between equipment vendors, installers, financiers, and permitting authorities–each handoff adding cost, confusion and delay.

On the other end, the few companies with polished UX charge a premium to cover their bloated operating models. Labor, customer acquisition, and process inefficiencies now account for nearly 65% of the total cost of a solar and energy storage system, sometimes outweighing the hardware cost itself.

For years, the 30% Federal ITC masked this operational inefficiency. But with the 2025 phaseout, companies that grew fat on subsidies and high soft costs will struggle to pivot quickly enough. The winners will be lean operators with clean processes, strong infrastructure, and customer-first execution.

This is the edge Gigawatt already has. Unlike legacy installers that patch together disconnected parts, we deliver a full-service, end-to-end operating system for energy. Our platform unifies hardware, software, permitting, interconnection, and lifetime support into one seamless solution. That eliminates middlemen, cuts costs, and makes scaling possible in a post-subsidy market.

	gigawatt	Sol-Ark	solaredge	ENPHASE	TESLA	EG4	Distributors
Sales of Complete System	✓	✗	✗	✗	✓	✓	✓
Plan Drafting	✓	✗	✗	✓	✗	✗	✓
DTC Sales Strategy	✓	✗	✗	✗	✓	✓	✗
Interconnection Services	✓	✗	✗	✗	✗	✗	✗

Comparison based on publicly available product and service information as of Oct. 2025; may not reflect all offerings or future updates.


gigawatt
E-STACK
Real Goods pioneered solar energy independence for homesteaders as one of the first solar retailers in the U.S. Today, it's expanding into solar storage manufacturing as part of Gigawatt's integrated platform, bringing energy freedom to everyday homeowners.
Real Goods
SINCE 1978
OLD-SCHOOL GRIT.
NEW-SCHOOL ENERGY.
SOLAR PANELS
INVERTERS
ENERGY STORAGE
First solar retailer is based on GigaWatt's understanding of publicly available historical information, and this claim may not be independently verifiable and other sources may differ.

"First online solar retailer" is based on GigaWatt's understanding of publicly available historical information, and this claim may not be independently verifiable and other sources may differ.

Building Upon a Legacy of Success

With over 19 years in business and more than $53M in cumulative gross revenue since 2019, we have demonstrated the profitability of our model and expect to surpass $65M by the end of 2025 — all without outside capital.

We got to where we are today by selling proven Tier 1 energy storage and solar equipment kits, providing custom permitting, interconnection, and engineering services, and supporting thousands of homeowners nationwide with maintenance, system upgrades and expansions.

Our customers value having confidence in a system that's been engineered to work for the long haul. DIYers specifically value the clear instructions, vetted components, and dependable support that turn complex projects into greater energy independence.

At the same time, homeowners who prefer turnkey installs or trusted contractors appreciate the transparency of our process. No high-pressure sales tactics, just straightforward guidance from a company with nearly 20 years in the business.

1978

- **1978 –** Real Goods founded; first U.S. company to sell solar panels commercially.

1999–2006

- **1999 –** AltE Store founded to make renewable energy accessible online.
- **2001 –** Wholesale Solar (Unbound Solar) founded to serve DIYers and installers through e-commerce.
- **2006 –** Deep Patel launches GoGreenSolar.com for solar and battery solutions.

2011–2018

- **2011 –** GigaWatt founded to solve major pain points in solar adoption and scale distributed energy.
- **2018 –** Planet Plan Sets established to provide solar and battery permitting and interconnection services.

2019–2025

- **2019–2020 –** AltE acquires Real Goods; Wholesale Solar rebrands to Unbound Solar.
- **2023–2024 –** GigaWatt acquires Unbound Solar and AltE Store, bringing Real Goods under one platform.
- **2025 (Next Phase) –** GigaWatt develops inverters, batteries, solar panels, and software under the Real Goods brand to enhance experience, lower costs, and boost efficiency.

Historical timeline based on company and public records; some future milestones represent management's current expectations.

PROVEN, PROFITABLE, AND TRUSTED

4.7 Collective Rating — 1,300 Verified GOOGLE Reviews
19 Years in Business — Established Track Record of Growth
$54M+ Revenue Since 2019 — 100% Bootstrapped


gigawatt
4.7 STARS
1,300
VERIFIED REVIEWS

**These testimonials and reviews may not be representative of the experience of other customers and are not a guarantee of future performance or success. GigaWatt's mobile app is currently in development and not available to customers.*

GigaWatt Customer Testimonials

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Business Model Growth Roadmap

We've already built the foundation. This raise will allow us to complete the Gigawatt Stack, scaling vertically integrated hardware and launching a software layer tied to real infrastructure, which we expect will expand margins and generate recurring revenue backed by physical assets.*

Future Phase 1 Milestones (Planned in the Next 3–12 Months):

- Vertically Integrated Hardware: Launch our own industry-certified solar inverters, batteries, and panels, vetted by our technicians to meet Tier 1 standards at a more affordable price point.

- Streamlined Project Management and Upgrades: Integrate project management, permitting, and ongoing support into a single customer experience. Expand our customer lifecycle experience to make upgrading and expanding equipment simpler and faster, designed to feel as effortless as buying a product online.

Future Phase 2 Milestones (Planned in the Next 12–24 Months):

- SaaS Subscriptions: Introduce an AI-powered software platform for real-time diagnostics, optimization, and energy sharing, extending the system's longevity and potentially transforming every install into a recurring revenue relationship.

**All projections, including revenue targets, margin expectations, and product development timelines, are forward-looking statements subject to significant risks and uncertainties. Actual results may differ materially.*


Phase 1
(3–12 months)
Vertically Integrated Hardware
Launch our own industry-certified solar inverters, batteries, and panels, vetted by our technicians to meet Tier 1 standards at a more affordable price point.

Streamlined Project Management and Upgrades

Integrate project management, permitting, and ongoing support into a single customer experience. Expand our customer lifecycle experience to make upgrading and expanding equipment simpler and faster, designed to feel as effortless as buying a product online.



Phase 2
(12–24 months)

SaaS Subscriptions

Introduce an AI-powered software platform for real-time diagnostics, optimization, and energy sharing, extending the system's longevity and transforming every install into a recurring revenue relationship.

Planned milestones and timelines represent management's current expectations and are subject to change

What Your Capital Will Help Us Build



R&D
8%
Sales &
Marketing
20%
Product
Development
41%
Inventory &
Working Capital
31%

**All projections, including revenue targets, margin expectations, and product development timelines, are forward-looking statements subject to significant risks and uncertainties. Actual results may differ materially.*

ABOUT

HEADQUARTERS
2386 E Walnut Ave
Fullerton, CA 92831

WEBSITE
View Site

Gigawatt is making more than just hardware. Our mission is to advance the innovation of energy independence by turning solar and storage from a fragmented industry into a scalable, software-powered platform.

TERMS

GigaWatt

Overview

PRICE PER SHARE
$2

VALUATION
$40M

DEADLINE
Apr. 24, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
10,000

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,559,852	$2,169,710
Cash & Cash Equivalents	$521,671	$575,133
Accounts Receivable	$11,126	$2,779
Short-Term Debt	$2,659,535	$2,311,008
Long-Term Debt	$707,533	$748,955
Revenue & Sales	$7,485,272	$9,788,210
Costs of Goods Sold	$5,091,719	$6,836,396
Taxes Paid	$537	$4,631
Net Income	$83,037	$45,926

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this offering memorandum contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Although forward-looking statements contained in this offering memorandum are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

**Maximum number of shares offered subject to adjustment for bonus shares. See "Investment Incentives & Bonuses" below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Investors in GigaWatt will receive 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 2% bonus shares.

Tier 2: Invest $5,000+ and receive 4% bonus shares.

Tier 3: Invest $10,000+ and receive 6% bonus shares.

Tier 4: Invest $25,000+ and receive 8% bonus shares.

Tier 5: Invest $50,000+ and receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same Offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the Offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

GigaWatt, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this Offering. For example, if you buy 100 shares of Class B Common Stock at $2.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. In such instance, the applicable investors will have the first opportunity to invest should availability in the Offering opens from cancellation of prior investments or the failure of an investors to complete the investment.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

For 19 years, GigaWatt has built one of the most trusted clean energy portfolios in the country, generating over 53 million dollars in revenue over the last five years without raising a single dollar from outside investors.

Now we're scaling that success.

Our vertically integrated platform unites solar, storage, and smart software to deliver premium energy systems at everyday prices.

While others rely on sizzle reels and subsidies to survive, GigaWatt was built to thrive without either.

In a market flooded with short-term solar brands and imported hardware, we've spent nearly two decades creating lasting value through real infrastructure, real systems, and real results.

The grid powering America was built for the last century, not this one.

It wasn't designed for the surge of AI data centers, EVs, and electrified homes that are redefining demand curves worldwide.

That mismatch is creating one of the largest infrastructure opportunities of our lifetime, and we believe renewables are poised to capture a major share of that expansion.

Our story didn't start yesterday.

GigaWatt was built on a mission to make high-quality energy solutions and dependable customer experiences accessible to everyone.

In 1978, Real Goods made history by becoming one of the earliest retailers to sell solar panels directly to American homesteaders.

That single act helped spark the consumer energy movement we see today and paved the way for energy independence at home.

Now part of the GigaWatt family, Real Goods is returning to its roots with a new vision: building affordable, high-performance solar and storage products for the modern world.

Old-school grit. New-school energy.

GigaWatt is bringing energy empowerment full circle by uniting trusted brands, proven systems, and advanced hardware with intelligent software to make clean power available to more people.

For nearly two decades, our mission has been simple: energy independence without compromise.

That's what built this company, and that's what drives the next chapter, where energy meets independence and GigaWatt rises to help shape the next era of American power.

Testimonial Video:

Customer #1 – DAN F: I got interested in solar because electricity is expensive. I did my own research, but it was a lot of pain because I didn't know the process.

Customer #2 – HUNTER: I didn't have any knowledge and I needed somebody to guide me through this.

Customer #3 – ERIC/LORI: we also were pretty disappointed with the options that we had for having a solar installer come and install it.

Customer #1 – DAN F: when I talked to you and I got a quote that kind of seemed like a no brainer to me.

Customer #4 – TIM G: you have certified engineers who are doing your designs therefore they're going to be safe electrically and safe structurally.

Customer #3 – ERIC/LORI: you know, you got a good team like to kind of give you guidance on how to put it all together.

Customer #5 – ALEX K: When I did have questions or roadblocks, you guys were right there instantly helping out.

Customer #6 – JIM F: The first couple times I asked for a question, I got a quick, knowledgeable answer. I gave me the confidence that I wasn't going to get kind of left on my own.

Customer #7 – KURT W: every time I give them a call, everything's been answered for me. And if they don't know, they figure it out, and they don't take long to get back to you.

Customer #8 – MIKE M: that kind of service after a sale is pretty rare, and it made me even more of an advocate for what you guys are trying to do and how you're trying to make this accessible to everybody.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

For Office Use Only

-FILED-

File No.: B20250311516

Date Filed: 9/17/2025

B4018-0527 09/17/2025 5:00 PM Received by California Secretary of State

ARTICLES OF INCORPORATION
OF
GIGAWATT MERGER SUB, INC.

ARTICLE I

The name of the corporation is GigaWatt Merger Sub, Inc.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Unless applicable law otherwise quires, any amendment, repeal or modification of this Article III shall not adversely affect any right or protection of a director under this Article III that existed at or prior to the time of such amendment, repeal or modification.

ARTICLE IV

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, by agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits on such excess indemnification set forth in Section 204 of the California Corporations Code. Unless applicable law otherwise requires, any amendment, repeal or other modification of any provision of this Article IV shall not adversely affect any contract or other right to indemnification of an agent of the Corporation that existed at or prior to the time of such amendment, repeal or modification.

ARTICLE V

1. The total number of shares of stock which the corporation is authorized to issue is One Hundred Fifty Million (150,000,000) shares of Common Stock, divided into two classes:

<u>Class A Common Stock</u> – Fifteen Million Three Hundred Thousand (15,300,000) shares are authorized. Each share of Class A Common Stock shall entitle the holder to one (1) vote on all matters submitted to a vote of the shareholders.

Class B Common Stock – One Hundred Thirty-Four Million Seven Hundred Thousand (134,700,000) shares are authorized. Class B Common Stock shall have no voting rights, except as otherwise provided herein or as required by law.

2. Except as otherwise specifically provided in this Article V or required by applicable law, the Class A Common Stock and Class B Common Stock shall be identical in all other respects, including dividend, liquidation, and distribution rights.

3. At any time, at the option of the holder, any or all shares of Class A Common Stock may be converted into an equal number of fully paid and nonassessable shares of Class B Common Stock, without the payment of additional consideration, by surrendering the corresponding certificated or uncertificated shares representing the Class A Common Stock to the corporation or its transfer agent, accompanied by written notice of the election to convert. Conversion shall be deemed effective immediately prior to the close of business on the date of conversion. The corporation shall reserve and keep available, at all times, sufficient authorized but unissued shares of Class B Common Stock to effect the conversion of all outstanding shares of Class A Common Stock into shares of Class B Common Stock.

4. Notwithstanding the non-voting nature of Class B Common Stock under Section 1 of Article V, in the event any amendment to these Articles of Incorporation or other corporate action would adversely affect the rights of Class B Common Stock holders in a manner materially different than the Class A Common Stock, then such amendment or action must be approved by the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class, in addition to any vote required by law.

5. The provisions of this Article V are subject to and shall be interpreted in accordance with applicable provisions of the California Corporations Code, including, without limitation, the rules governing class votes when a series within a class is adversely affected by an amendment.

ARTICLE VI

1. The initial mailing address of the corporation is 2386 E Walnut Ave., Fullerton, CA 92831.

2. The name and address in the State of California of the corporation's agent for service of process is Aaron B. Fairchild, 2 Corporate Park, Suite 202, Irvine, CA 92606.

Dated: September 8, 2025

Dennis Gluck
Incorporator

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

Dennis Gluck

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Early Access Waitlist Open Now

Join the Waitlist for Early Updates About GigaWatt's Potential Public Offering


watch
opportunity now

Why Join the Waitlist?

Unlike many early-stage companies, we have a long operating history and substantial revenue.

Many early-stage raises are pre-revenue or still in development. We've already built a real business, with 19 years of operations, national distribution, and real customers.

19 Years in business.

$53M+ Revenue since 2019.

~32% Gross Margins since 2019.

3 Major Acquisitions successfully integrated (Unbound Solar, Alt-E, Real Goods).

1,300 collective Google reviews (4.7-star average rating).

Based on internal company records. Financial details will be provided in official offering documents if the raise proceeds.

3 Reasons Potential Investors Are Joining the Waitlist

1. 19 Years of Proof. We built this company on 19 years of market experience and actual gross margin. With over $53M in revenue since 2019 and zero outside investments, we offer a stable foundation. We believe this raise could help us grow a platform that's already operating with revenue and a national customer base.

2. The Valuation Gap. We believe our current valuation reflects only the hardware business. Our roadmap includes software and proprietary battery systems that we believe could expand our market and margins.

2. The Advantage. We plan to launch our own batteries and inverters, which we believe will let us capture more margin and improve control over quality and supply.

Join the Waitlist to Unlock:

Be the First Notified About Early-Bird Terms: You'll receive early updates about the planned investment terms and bonus tiers, subject to change before the offering opens. Joining this list ensures you get notified before the public launch, giving you the best chance to preview terms and potential perks before the round opens.

Additional Benefits when you Join the Wait List

Attend an Informational Webinar with Our CEO: Founder Deep Patel will host a live session where he shares what we're building, how the business works, and what's ahead. All are welcome to attend.

Internal Research Brief: 5 Energy Trends to Watch: We'll share our research into major macro shifts, from AI energy demand to grid instability, and why we believe energy infrastructure is an overlooked opportunity.

Why Invest in the Energy Sector Now?

Grid Strain and Electrification. EVs, AI data centers, and electrified homes are driving sustained growth in electricity demand while much of the utility grid is already stressed nationwide.


A 6× Acceleration in Energy Demand Is Creating Historic Market Opportunity
AGI Robots (TWh)
AI Data Centers (TWh)
EVs (TWh)
Conventional Household Use (TWh)
126% Growth
Next 10 years
6X
19% Growth
Past 10 years
1.2K
1.5K
3.0K

Based on third-party and internal estimates. Actual results may differ.

Policy Transition. Federal tax credits and state incentives are set to phase down or tighten, which will expose inefficient business models that depend on subsidies to survive. We believe the next phase of growth will favor lean operators with scalable models, especially as subsidies fade.

Prosumer Market Segment Growth. More homeowners want control over the rising cost of their power, but they are frustrated with high-pressure sales tactics and confusing low-end solar panel and battery storage kits.


Cost per kWh Up 40% Over the Last Decade
The Era of Endless Rate Hikes Has Begun

Source: U.S. EIA via FRED (Federal Reserve Bank of St. Louis, 2024)

Early Indicators of Market Opportunity

We believe this is one of the largest infrastructure shifts in history.. Global solar capacity has grown more than **1,000% in the past 20 years** and is projected to accelerate even faster in the next decade, with residential solar and storage forecasted to surpass **$50 billion annually in the U.S. by 2030**.

The growth of GigaWatt's business and market share in custom solar and storage kits, permitting plan sets, and nationwide DIY support validates these trends and gives us real-world data on how prosumers behave at scale.

We're seeing more customers shift from buying power to producing and managing their own energy.

Today, we see:

- Rising demand for systems that include storage, not just solar.
- More homeowners willing to act as project owners, either fully DIY or “assisted DIY.”
- Contractors and small installers looking for partners that handle design, permitting, and logistics so they can focus on installation.

Why GigaWatt?

gigawatt NETWORK | GoGreenSolar UNBOUND SOLAR altE

A Scalable Foundation Built by Long-Term Success

Brand History Recap & Key Milestones (1978–Today)



(Click to expand/collapse)

For nearly 19 years, GigaWatt has created custom solar panel and battery storage system designs, distributed premium equipment, and provided ongoing technical support for homeowners and small businesses across America seeking to install and manage their own renewable power systems.

We solve the "messy middle" in consumer solar between expensive turnkey installs and low-end, cookie-cutter DIY kits, where customers either pay too much for a fully outsourced solution or are left figuring out how to install the equipment themselves with zero support.

Our lean, vertically integrated approach is built to thrive in the new post-subsidy, prosumer-driven market. We believe our operating model is already working at scale, and this raise would allow us to accelerate our roadmap.

Opening our raise to the public on StartEngine allows our customers and supporters to participate in a model that has already proven itself with real revenue, real functioning systems in the field, and strong gross margins (around 32%).

What This Capital Raise Will Help Us Build Next

Additional funding from the StartEngine crowdfund we plan to develop an integrated, single-solution tech stack designed meet the needs of today's prosumer market, reduce soft costs, and improve project outcomes faster than we could on operating cash alone.

Specifically, Reg CF capital raised we intend to allocate capital to:

- Producing vertically integrated hardware (inverters, batteries, panels, and gateway devices) under the Real Goods brand.
- Developing a unified software platform for monitoring, diagnostics, and customer support.
- Increasing inventory and logistics capacity to fulfill a confirmed backlog and serve more projects without delays.
- Scaling digital-first sales and marketing systems that keep customer acquisition costs low.

Meet the GigaWatt Leadership Team

reCAPTCHA

Deep Patel

Founder, CEO & Board Member, Principal Accounting Officer

About Deep



(Click to expand/collapse)

Jeff Spies

Board Member, President of Planet Plan Sets

About Jeff



(Click to expand/collapse)

Harold Tan

Board Member, Director of IT

About Harold



(Click to expand/collapse)

Ben Mitrovich

Director of Marketing

About Ben



(Click to expand/collapse)

Josh Bostic

Sales Manager

About Josh



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Join our waitlist for the chance to get early bird perks when we launch on StartEngine.

First Name *

Last Name *

Email *

Previous Investment Experience (check all that apply) *

I've never invested before

Public stocks or ETFs

Mutual funds or index funds

Bonds or other fixed income securities

Real estate investments (direct ownership or REITs)

StartEngine

Other regulated crowdfunding platforms (for example, Wefunder, Republic)

Angel investing or private company investments (Reg D, Reg CF, or similar)

Self-directed IRA or other retirement account investing

By submitting this form, you agree to receive emails from GigaWatt. You also agree to GigaWatt’s privacy policy.

Legal Disclosures: No money or other consideration is being

solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

gigawatt

EXCLUSIVE INVESTOR REPORT

5 Trends Smart Money Is Quietly Betting On

Renewables are maturing, yet the industry is clogged with inefficiency: rising costs, outdated infrastructure, and sales models built on subsidies are exposing weak players. At the same time, AI, EVs, and grid stress are creating durable demand that will reprice entire segments of the energy economy.

Smart money sees the mismatch as a once in a cycle opportunity. The real question is simple: which companies will win when capital and policy force the market to evolve?

Download the investor briefing that reveals the companies and business models poised to thrive as the energy market resets.

 Inside the Report

A concise, evidence-based playbook for investors that outlines:

How electrification from AI and EVs is reshaping energy demand curves and exposing grid chokepoints.

How rising utility rates, blackout risk, and hidden cost transfers are changing household economics and fueling prosumer demand.

Which business models collapse in a post-ITC world and which lean operators are built to scale without subsidies.

The sub-surface winners: materials, grid hardware, storage, and integrators that blend hardware, software, and field execution.

Tactical shortlists and entry points: names, catalysts, and timing to position for both near-term infrastructure returns and long-term distributed energy gains.

Fill Out the Form Below to Get Instant Access

Full Name *

Email *

Previous Investment Experience (select all that apply) *

I've never invested before

Public stocks or ETFs

Mutual funds or index funds

Bonds or other fixed income securities

Real estate investments (direct ownership or REITs)

StartEngine

Other regulated crowdfunding platforms (for example, Wefunder, Republic)

Angel investing or private company investments (Reg D, Reg CF, or similar)

Self-directed IRA or other retirement account investing

By submitting this form, you agree to receive emails from GigaWatt. You also agree to GigaWatt's privacy policy.

Legal Disclosures: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Hi {{contact.first_name}},

Most solar CEOs are terrified of January 1, 2026.
That's when the 30% Federal Tax Credit expires for residential solar.

But for me, it's a relief. And honestly, it's long past due.

For over a decade, this subsidy masked the cost of a
fragmented value chain and fueled a 'markup-on-markup' ecosystem.

And, while others used the tax credit to hide their greed and neglect, we played the long game.

We ignored the hype to obsess over the customer experience and build a lean, ethical foundation since 2006.

Now, that discipline is paying off.

I'm hosting a live CEO Briefing to show you exactly how that foundation positions us to win the next decade.
You can learn more here.

I don't have a crystal ball, but I have the foresight that comes from doing this for nineteen years.

Here is the foundation we built without outside capital:

1. **19 Years** in business.
2. **$53M+ Revenue** since 2019.
3. **~32% Gross Margins** in the hardware industry.
4. **3 Major Acquisitions** successfully integrated
5. **1,300 collective Google reviews** (4.7-star average rating)

And now we're planning the next phase of growth.

While others scramble to survive the meteor,
we are preparing to capture the market share they'll leave behind.

But efficiency alone isn't enough to dominate the next decade. The unit economics must change.
We are shifting from selling other people's technology to **owning the hardware stack.**

I'll explain exactly how we plan to do that, and beat the budget giants at their own game in tomorrow's email.

Deep Patel
Founder & CEO, GigaWatt Inc.

gigawatt

P.S. Note: If you can't make it live CEO Briefing,
register anyway, and I'll send the recording to everyone on the list.

Hi {{contact.first_name}},

If you look closely at the solar market today, you will notice a dangerous gap.

Right now, too many homeowners are forced to choose between two suboptimal options:

1. **The "Budget" Box-Movers:** The initial system cost is cheap, but many manufacturer's hardware lacks safety certifications, the software is clunky, and the support line is dead. You pay less money upfront but pay double in headaches later.

2. **The Legacy Giants:** Great tech, but cost-prohibitive and fragmented. Because they rely on third-party networks, nobody takes accountability when you need support, leaving consumers stuck in the middle while the giant and the installer point fingers at each other.

We refused to accept either option.

Most companies are trying to hide from this market correction. We are running toward it.

Join me live to see why we believe the death of subsidies is the birth of our biggest opportunity.

In an industry famous for 'flash-in-the-pan' companies, our 19-year history is our currency.

It has bought us access to partnerships and supply chain leverage that take decades to earn.

Furthermore, we know exactly where third-party hardware fails and where padded margins are hiding.

Now, we are taking our two decades worth of experience and **doubling down.**

We are launching our own vertically integrated batteries and inverters. This hardware is the mandatory catalyst for our software layer.

Owning the hardware allows us to **deliver the 'trifecta' the market is starving for:**

1. **Budget-friendly pricing** (allows us to beat the box-movers).
2. **Premium engineering** (safe, UL-listed gear).
3. **Software-guided support** (scaling our 19 years of expertise).

And for the **first time ever, we're opening our doors to outside investors** to accelerate and share in our success.

The **goal is to accelerate the production of our vertically integrated stack.**

This hardware goes beyond just inventory; **it's the physical vessel that delivers our software experience.**
Owning the box is the only way to own the customer.

In my next email, I'm going to explain why we are intentionally ignoring the massive residential market
to dominate a specific niche first, and how this specific move is the key to **unlocking the next massive multi-billion dollar opportunity.**

Deep Patel
Founder & CEO, GigaWatt Inc.

gigawatt

P.S. Note: If the live time slot doesn't fit your schedule, register anyway. I'll make sure the full replay hits your inbox so you can watch it on your own time.

5 Trends
Smart Money Is Quietly Betting On

AI, Energy, and the Great Infrastructure Rotation

The Silent Rotation: Why Energy Is the Quiet Winner of the 2020s

For the last several decades, cloud-first SaaS businesses were the lynchpin for an investor's portfolio, thanks to recurring revenue models and low overhead costs. Today, that playbook is starting to expire.

The AI boom is reshaping company structures by collapsing costs and shrinking teams. Code that once required full engineering departments and large venture rounds can now be built and deployed by small teams using AI tools that write, debug, and ship code on demand.

Consequently, the adoption of these AI models and the data centers needed to fuel them is shifting demand from kilobytes to kilowatts, with AI servers drawing up to 10× more power than traditional cloud infrastructure.

As AI gorges the software world and pushes the already strained U.S. power grid toward new limits, the growth bottleneck has shifted, not to code, but to the physical systems that keep the lights on.

When capital investment and consumption both begin to spike, it's not a coincidence. It's a signal that the next era of infrastructure is already taking shape.


$1.1 T

$1.1 Trillion in Energy Investments Projected by 2029 (USA)

U.S. investor-owned utilities plan to invest more than **$1.1 trillion between 2025 and 2029** to "modernize" the grid.[1]


10X
FASTER

AI Workloads Consume 10x More Power

AI server racks consume up to 10× more electricity than traditional cloud servers, per Goldman Sachs. This surge makes AI the most power-intensive computing shift ever, putting historic pressure on the grid.[2]

Beneath the headline-grabbing valuations of chipmakers and language models lies a deeper bottleneck: the physical infrastructure that makes it all possible.

Capital is rotating now toward the grid, substations, and storage systems powering this new era. This is the part of the AI story few investors are paying attention to.


AI
Materials & Industrials
Integration Operators
Grid & Energy Infrastructure
Renewable & Storage

And if the domestic numbers aren't enough, the geopolitical urgency should be. Countries like China are already ahead of the curve, and that pressure is only growing.

1. Source: Utility Dive, "Investor-owned utilities could spend $1.1T between 2025 and 2029: EEI"
2. Source: Goldman Sachs, Powering the AI Era 2025 Report

The Real Arms Race Is Electrical: Why AI Power Is A National Priority

> China is 'set up to hit grand slams,'… 'the U.S., at best, can get on base.' [1]



Geopolitical pressure is accelerating the shift towards energy infrastructure investment. China has already overbuilt for its energy needs, and the U.S. is now racing to catch up.

Like the moon race before it, the AI and energy boom is becoming a contest of speed, scale, and infrastructure. Only this time, the limiting factor isn't rockets. It's kilowatt hours. And the first country to scale AI with energy capacity behind it will hold more than an economic edge. The victor will shape global influence and military readiness.

China has supported its grid as a long-term strategic asset. The surplus they have now positions it to absorb AI-driven demand with far less friction.

The U.S., by contrast, is scrambling to retrofit a fragmented, market-driven system to meet new levels of demand. This is where the opportunity lies for forward-thinking investors.

When governments move with urgency, investors should follow the signals and explore the underlying industries that will be positively impacted.

1. Source: Fortune, "AI experts return from China stunned: The U.S. grid is so weak, the race may already be over."

What to Watch Now – The Infrastructure Opportunity Set

What's Powering the Boom: Materials, Machines, and Market Movers

As AI accelerates demand for electricity, there's a growing need for raw infrastructure to keep up. That includes everything from wires and transformers to structural steel and energy storage.

Here are some of the essential players fueling the shift:

- **Encore Wire** – electrical cabling for expanding grid capacity
- **Valmont, Nucor** – steel for utility-scale structures
- **Siemens Energy** – transformers for voltage regulation
- **Eaton, Powell** – industrial switchgear systems
- **Kinder Morgan, Williams** – gas and pipeline infrastructure
- **Domestic battery suppliers** – LFP storage to stabilize demand

As utilities and governments race to meet power demands, demand for these components is expected to rise sharply. Supply chains that once supported steady infrastructure cycles will be pushed into overdrive.

But materials and parts aren't the only sub-surface signal to watch.

As energy demand from AI, EVs, and data centers ramps up, households and small businesses will feel the pressure first; rate hikes, blackouts, and grid congestion are already creeping in.

The average outage time for a U.S. customer **increased 38%** in just one year (2024). [1]

The end user are the largest, most vulnerable segment in this shift. And they're where another wave of investment opportunity begins, where a different class of market participants will dominate:

- Companies that blend hardware, software, and service into complete energy solutions
- Operators who translate policy incentives into real-world installations
- Businesses solving for both grid capacity and homeowner-level needs
- Integrators focused on resilience, not just revenue

The sub-surface story to to the AI Boom is utilities and materials. But smart money goes deeper, all the way down to the firms helping end users take control, decentralize, and insulate themselves from the coming volatility.

Why This Matters Now

There's no question that materials will see tailwinds from this wave of energy investment. What's just as important is how those components are deployed.

The operators who align with market shifts, serve real-world customers, and turn raw parts into reliable solutions are often the ones delivering the most defensible value for investors.

These players are one layer deeper than the obvious trades. And because they aren't always in the spotlight, investors often miss them.

To spot early potential and get in on the ground floor for outsized returns, one must analyze and explore data-supported trends to identify what the strongest players will look like in this dawning era of energy.

1. *Source: PowerOutage.us, Aggregated Data 2023-2024*

Trend 1: U.S. Grid Capacity Is Falling Behind Demand

If the imbalance between rising energy demand and grid readiness isn't clear, consider this: The U.S. grid was built for the energy profile of the 1970s: slow growth, predictable demand, and centralized control.

That system is already showing signs of strain. Legacy data centers are hitting capacity walls, utilities are delaying EV charging infrastructure, and backup power solutions are quietly climbing in key markets.

This is all happening before the curve steepens. The AI buildout, electrified transport, and autonomous systems will push America's energy needs to a higher baseline.

If the grid is under stress now, the next decade will break it. This structural gap is shaping where capital, innovation, and policy are headed.

Projected U.S. Electricity Demand by Sector (2015–2035) [1]

Breakdown of total Terawatt-hours (TWh) usage growth driven by AI, EVs, and households


AGI Robots (TWh)
AI Data Centers (TWh)
EVs (TWh)
Conventional Household Use (TWh)
1.2K
1.5K
3.0K
2015
2020
2025
2030
2035

1. *This projection is a forward-looking simulation based on publicly available trends, sector-level demand assumptions, and historical usage patterns.Sources include the U.S. Energy Information Administration (EIA), International Energy Agency (IEA), BloombergNEF, and industry research from McKinsey and Goldman Sachs. Figures represent estimated U.S. electricity demand by sector (TWh). Actual outcomes may vary based on regulatory changes, technology adoption, and infrastructure constraints.*


SAAS
AI

Key Data & Context

- Data modelling reviewed by Utility Dive shows outage hours could **jump from single digits to over 800+ hours annually** in some regions as load growth outpaces infrastructure. [1]
- AI server infrastructure is **growing at over 30% per year,** more than **triple** the pace of traditional servers. [2]
- **Residential energy-storage installations surged** across the United States in 2023, growing roughly **100 percent YoY** across all market segments. [3]

Implication for Investors

- America's grid isn't adapting, it's falling behind. Load growth from AI, EVs, and electrified living is accelerating faster than utilities can respond, pushing every part of the system into overload.
- Incremental upgrades aren't enough to close the widening gap between demand and capacity over the next decade.
- The real opportunity lies in reading the signals early. As public funding ramps and supply chain pressure builds, capital will flow toward the chokepoints like energy infrastructure, hardware, and resilience-enabling technologies.

Why This Matters Now

High-performance AI accelerators draw roughly 10X the power of a traditional server rack and are growing about 3X faster. Together, that combination implies a rapidly expanding energy footprint, roughly a 30x scale effect when you factor in both power intensity and growth.

Decades of underinvestment and neglect have already pushed America's grid to the brink. Utilities are moving too slowly to prepare for this massive increase in energy demand, and the market knows it.

Households and businesses aren't waiting around. Rising costs and reliability risks are accelerating demand for localized energy solutions.

The next wave of infrastructure will be built at the edge, designed to be resilient, flexible, and localized to where energy is actually used. This shift will transform energy storage from a nice-to-have option for homeowners and businesses into a necessity.

1. *Source:* *Utility Dive, "Load growth, plant retirements could drive 100x increase in blackouts by 2030: DOE"*
2. *Source:* *International Energy Agency, World Energy Outlook Special Report (2025)*
3. *Source:* *Wood Mackenzie, The State of the U.S. Energy Storage Market (2024)*

Trend 2: Blackouts Are Becoming the New Baseline

When a monopoly provides a basic need at a low cost with near-perfect reliability, few question it. For over 100 years, the utility has served as that backbone, standardizing how Americans use and pay for electricity. But the conditions that allowed it to dominate are breaking down.

The power grid was designed for an era of slow, predictable growth. Today, it is being stretched by rising demand, outdated infrastructure, extreme weather events, and new technologies. Utilities are focusing their resources on keeping large data centers and industrial facilities online, leaving households and small businesses more vulnerable to outages and rate hikes.

Meanwhile, the national grid continues to show rising signs of stress:



The U.S. Department of Energy (DOE) warns that **blackout events could double by 2030** if current generation retirements and slow capacity additions continue.[1]



Analysis of more than 179 million outage data points across U.S. counties finds **a consistent increase in power system vulnerability from 2014-2023.**[2]



Extreme-weather driven outages now account for about **80%** of all major U.S. power interruptions (2000-2023 period).[3]

1. Source: American Power Assoc., " DOE Report Says Generation Retirements Threaten Grid Reliability"
2. Source: Oak Ridge National Laboratory et al., "Establishing nationwide power system vulnerability index across US counties using interpretable machine learning"
3. Source: Climate Central, "Weather-related Power Outages Rising"

The grid is struggling under current loads. How will it handle what's coming?

Picture a wooden bridge built for light cars. It has been wearing down over decades. Now imagine that bridge becoming the only path for a convoy of fully loaded trucks. Sooner or later, it will fail.

This is what the grid is facing. And the pressure is pushing more homeowners and businesses to seek out their own solutions. With backup systems and local generation, people are beginning to reduce their reliance on the utility and gain more control over reliability and cost. In some cases, the alternative is already cheaper.

The shift toward decentralized energy is no longer theoretical. It is gaining momentum across markets that have felt the impact of rising outages and volatility. And it is opening new lanes for companies that deliver independence, resilience, and infrastructure upgrades at the local level.

Why This Matters

Outages are increasing, and the conditions causing them are increasing in frequency and severity. This is not a temporary problem. As demand surges and utilities struggle to keep up, the stress will fall hardest on everyday consumers. That opens the door for systems and services that deliver autonomy, stability, and long-term cost protection.

The companies helping homeowners and small businesses take control of their energy future are stepping into a major growth wave. Resilience is becoming a buying decision. And the players delivering it at scale are positioned to become the next generation of infrastructure leaders.

The Hidden Risk in Plain Sight

From cyberattacks to physical sabotage, the centralized U.S. grid has become a soft target. Energy storage and local generation are the first line of defense.

While trillions have been invested to expand the grid, much less attention has been paid to securing it.

A ***60 Minutes*** investigation revealed that a coordinated attack on fewer than 20 key substations could black out the entire country. The U.S. has over 55,000 substations, and many are protected by little more than a chain-link fence.

This isn't a theoritcal risk, either. In the last decade alone, there have been over 700 physical attacks on U.S. grid infrastructure.

Experts from Carnegie Mellon and the Department of Homeland Security warn that the grid is physically sprawling, highly fragmented, and lacks a single authority responsible for its fortification. In today's environment of rising geopolitical tensions and cyber crime, this makes centralized infrastructure not only brittle but also slow to defend.

This does not mean the grid is doomed. It highlights why decentralized energy systems matter. Investing in solar, storage, and local energy infrastructure is more than a climate play. It is a resilience strategy.

> **It was actually a very shocking result to us... that there's a very few number of substations you need to take out in the entire United States to knock out the entire grid. [1]**
>
> *– John Wellinghoff, Former Chairman of FERC (Federal Energy Regulatory Commission), 60 Minutes*

1. *Source: 60 Minutes, "Vulnerable U.S. electric grid facing threats from Russia and domestic terrorists"*



Trend 3: Energy Prices Are Climbing at Unprecedented Rates

Case Study: Data Centers and the Hidden Cost of AI


News
Data Centers May Cause 60% Jump In Electricity Prices On Largest U.S. Grid
Unprecedented data center development is driving up the cost of electricity for U.S. consumers, particularly within the country's largest power grid.
MOST READ STORIES

Reporting by Emmy-winning nonprofit newsroom ***More Perfect Union*** shows how AI's data center boom is reshaping U.S. electricity bills. In Virginia's "Data Center Alley," capacity auction prices surged 800%, with ordinary ratepayers covering 63% of the increase. [1]

Investigations in Maryland and Louisiana also reveal secret utility deals with Meta and other tech giants, leaving households to shoulder billions in grid costs.

Energy Prices Are Becoming the Next Healthcare Crisis

We've taken cheap, reliable electricity for granted for over a century. That era is ending.

As grid strain grows and utilities scramble to adapt, the cost of catching up will fall squarely on the shoulders of the homeowner.

Rates are already up 25–40% in major metros, and that's before AI-driven, EV demand fully hits. With blackouts increasing, utilities hardening wildfire zones, and capital budgets ballooning, many customers will soon be paying more for less reliable power.

Energy is becoming like the U.S. healthcare system: bloated, expensive, and essential, but with no real alternative for the average household.

Smart investors are watching for the companies giving customers a way out.


Cost Per kWh over last 10 years [2]
$ 0.14
$ 0.13
$ 0.13
$ 0.14
$ 0.14
$ 0.13
$ 0.14
$ 0.14
$ 0.17
$ 0.17
$ 0.18
2014
2016
2018
2020
2022
2024

1. Source: More Perfect Union, "We Found the Hidden Cost of Data Centers. It's in Your Electric Bill"
2. Source: U.S. EIA via FRED (Federal Reserve Bank of St. Louis, 2024)

The Looming Cost Shock: Why Infrastructure Investment Won't Save Homeowners from Higher Bills

Even if the U.S. fully commits to fixing its grid, the next decade will bring both higher reliability risks and higher costs. That tension will define the next investment cycle.

Infrastructure Spending Is Rising And So Are Consumer Costs

The U.S. grid needs historic reinvestment. The Edison Electric Institute projects $1.1 trillion in capital spending by investor-owned utilities between 2025–2029 to modernize transmission, distribution, and generation. [1]

Capital does not appear out of thin air. Utilities are for-profit entities that recover investments through state-approved rate cases, passing costs directly to consumers.

> **The public faces significant risks that utilities will profit from new data centers by making major investments and then shifting costs to their captive ratepayers. [1]**
>
> *– Ari Peskoe, Electricity Law Initiative Director (excerpt from research paper)*

While reliability might improve, the affordability of energy will not. Deferred maintenance, higher input costs, and new resilience standards are creating permanent upward pressure on prices.

Consumers and businesses will seek control, accelerating adoption of on-site solar, storage, and microgrids.


Elon Musk
@elonmusk
Solar power is so obviously the future for anyone who can do elementary math
3:42 PM · Jun 6, 2025 · 25.6M Views

Why This Matters

This structural cost shock reshapes where growth and returns accrue:

- **Infrastructure builders** benefit short term as capital floods into modernization projects.
- **Distributed-energy operators** gain long-term as homeowners and businesses seek independence.
- **Utilities** remain monopolies but face political and customer-relations pressure as rates climb.

The result: a dual-track opportunity. Infrastructure modernization drives near-term returns, while distributed-energy storage compounds value over the next decade.

1. *Source: Martin, Eliza, and Ari Peskoe. "Extracting Profits from the Public: How Utility Ratepayers Are Paying for Big Tech's Power."*

Trend 4: Renewable Growth Is Scaling Beyond Subsidies

Soft cost is the new battleground.

As hardware prices continue falling, the biggest friction in energy storage isn't the battery or the solar panel, it's everything else. "Soft costs" like permitting delays, interconnection queues, labor costs, and customer acquisition now dominate system pricing and slow adoption at scale.

From 2010 to 2020, soft costs dropped 50%, but they still make up over 65% of residential solar costs today. Despite falling hardware prices, the process remains bloated. And that's about to collide with a major policy shift.

The ITC Phaseout Is a Turning Point

For nearly two decades, the Investment Tax Credit (ITC) has propped up solar and storage markets, allowing homeowners and businesses to deduct up to 30% of system costs from their taxes. But the runway is ending:



The residential ITC (25D), which applies to homeowners who purchase solar with cash or a loan, will be eliminated entirely on January 1, 2026, dropping the credit from 30% to 0% overnight. [1]



The commercial ITC (Section 48) is set to begin phasing down on July 1, 2026, according to recently passed legislation. [2] This change directly impacts lease-based solar providers like Sunrun and Vivint, who rely on claiming the full 30% credit and passing partial savings to homeowners. Without it, lease and PPA pricing is expected to rise.

For example, EnergySage analysis shows that for a typical $20,552 residential solar system, the loss of the ITC would increase out-of-pocket costs by $8,978 after 2025 — a burden that will flow directly into higher customer payments. [3]

The result? Subsidy-driven models are losing their advantage. The market is entering a new chapter. One that is defined by execution, efficiency, and lean operators who can move fast without government support.

Key Data & Context

- Between 2010–2020, soft costs (permitting, interconnection, customer acquisition) fell ~50%, yet they still dominate system pricing. [4]
- In residential installs, soft costs now account for ~65% of total system costs, surpassing hardware entirely. [5]
- Over the last decade, PV system costs dropped 64%–82%, but primarily from hardware. Soft cost reform has lagged. [6]
- Even amid rising interest rates, renewables are still among the cheapest energy sources, including unsubsidized. [7]

1. Source: *IRS, FAQs for modification of sections 25C, 25D, 25E, 30C, 30D, 45L, 45W, AND 179D under Public Law 119-21, 139 Stat. 72 (July 4, 2025), commonly known as the One, Big, Beautiful Bill (OBBB)*
2. Source: *IRS, Sections 45Y and 48E Beginning of Construction Notice (2025)*
3. Source: *EnergySage, "Breaking: Congress threatens to kill the residential solar tax credit by year's end" (2025)*
4. Source: *U.S. Dept. of Energy, Solar Energy Research Areas: Soft Costs*
5. Source: *Solar Energy Industries Assoc., Solar Soft Costs Factsheet (2019)*
6. Source: *National Renewable Energy Laboratory, "U.S. Solar Photovoltaic System and Energy Storage Cost Benchmarks, With Minimum Sustainable Price Analysis: Q1 2022"*
7. Source: *Lazard, 2025 LCOE+ Report*

The End of Easy Money, Not Renewable Energy Growth

The phaseout of the ITC isn't shrinking the market. It's changing who captures it.

Legacy providers built around tax incentives and capital-heavy dealer models are suddenly misaligned. Big ships don't pivot quickly, and the market is already rotating toward a new class of operators.

Lean companies with tighter cost control, direct customer relationships, and end-to-end process management are now best positioned to scale.

With demand still rising from AI data centers, EV fleets, and home electrification, consumers aren't slowing down. The edge belongs to operators who can:



Collapse friction from design through interconnection



Move fast enough to reprice, remarket, and redeploy



Control the full stack of customer experience

Implication for Investors

- The post-ITC era is a rare window to back lean, durable operators
- Winners will be built around efficiency, not entitlements
- In place of incentives, execution is the new competitive edge

> Vertical integration is no longer a nice-to-have. It's how you win in a subsidy-free world.

Trend 5: SaaS Led The Last Decade. Energy Will Lead The Next.


AI
SaaS

For nearly twenty years, SaaS was the gold standard for investing. Lean teams, recurring revenue, and asset-light scalability made software the market's safest bet. That era is ending.

SaaS Growth Slowing


$2.33B
$1.65B
2024
2025

Public SaaS companies added $1.65B in new ARR in Q1 2025, down from $2.33B in Q1 2024 at a **29% YoY decline**.[1]

AI Is Taking the Budget


59%

Enterprise software budgets grew only 3.5% YoY, down from double-digit growth in prior years, as **59% of companies reallocate SaaS spend toward AI initiatives**.[2]



Software is being written, optimized, and maintained by AI agents. The edge is shifting from code to control of physical systems.[3]



Data moats are dying. Open models and synthetic data are reducing the value of proprietary datasets faster than anyone expected.[4]



The boundary between hardware and software is dissolving and control of physical systems is becoming the new competitive barrier in the AI era.[5]

AI isn't supplementing SaaS, it's replacing it. What once required armies of developers can now be built by small teams orchestrating AI agents.

The proprietary-code moat that defined the 2000s is collapsing. Back then, tech giants like Facebook competed for the best coders. In the 2020s, a solo operator with AI agents can ship the same output on a shoestring budget.

1. *Source:* SaaStr, "SaaS Is Still Slowing Down, Unfortunately: What Q1 2025 Numbers Reveal About the Cloud Software Market
2. *Source:* Enterprise Technology Research, "SaaS Growth Slows as AI Spend Rises: Signal or Head-Fake?"
3. *Source:* Reuters, "Autonomous agents and profitability to dominate AI agenda in 2025, executives forecast"
4. *Source:* Liat Ben-Zur "Data Moats Are Dead: The New Competitive Advantages in an AI-Everything World".
5. *Source:* Amir Yazdanbakhsh (Google DeepMind), Beyond Moore's Law: Harnessing the Redshift of Generative AI with Effective Hardware-Software Co-Design

Implication for Investors

As software becomes infinitely replicable, defensibility shifts back to the physical world.

- Owning the full stack — hardware, infrastructure, and AI software is emerging as one of the most durable competitive advantages
- Pure SaaS plays without a physical lever will struggle to hold their positions as AI flattens margins.
- Infrastructure-based assets, especially in energy, combine longevity, utility, and defensibility that pure software can't match. They require elements AI cannot replicate overnight, like capital, supply chains, and execution.

Why This Matters Now

AI is collapsing the barriers that once made software valuable. Code is no longer a moat it once was. As generative systems automate programming and accelerate feature parity, pure software margins shrink and competitive advantage erodes.

In contrast, companies that build and control physical systems own assets that can't be copied or deployed overnight. These systems require capital, materials, and execution in the real world, creating the new foundation for durable growth.

The next decade's winners will be those that blend intelligence with infrastructure: firms that use AI to enhance tangible systems rather than replace them. For investors, that means reallocating from code-only businesses toward platforms grounded in real-world capability and long-term control.

Conclusion:
The Real Opportunity Isn't in the Cloud. It's in the Grid.

Investor capital has historically favored software because it scaled quickly, had low overhead, and produced recurring revenue. The next decade will reward a different set of capabilities: ownership of the systems that deliver and manage power at scale.

Electricity demand is rising across multiple vectors, including AI data centers, electric vehicles, smart homes, and industrial reshoring. The grid as it exists today was not designed to sustain this rapid pace.

Governments and utilities are investing to modernize grid capacity and resilience, but upgrades take time and cost money. That combination is **increasing both reliability risk** and the **cost of electricity for homeowners.**

As software valuations recalibrate from the **rise of AI, capital is shifting toward physical platforms** that provide durable value. The most attractive businesses will combine engineered hardware, field execution, and integrated software so they can deliver reliable, predictable energy and resilience to customers at scale.

GigaWatt is strategically focused on that combination. Our approach couples engineered kits, operational capability, customer delivery and support to make resilience practical and scalable.

We expect meaningful demand from homeowners and small businesses who want both reliability and predictable costs, and we are positioned to capture value through the grid modernization cycle and the consumer shift towards distributed energy.

We've spent the last two decades building momentum through the ups and downs of this industry. We understand the challenges, we've stayed lean, and we're ready to scale through the next one.

We invite you to explore how GigaWatt is positioned for this next chapter, and **how you can be part of the opportunity:**

- Visit our StartEngine page to learn more about GigaWatt.
- Attend an upcoming webinar with live Q&A hosted by **GigaWatt CEO Deep Patel,** where he'll further discuss how electrification, grid stress, and storage are shaping tomorrow's energy market.

Legal Disclosures: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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In under 20 minutes, Deep will walk through the forces reshaping energy over the next decade, how he believes this will sort out the **winners and losers in solar and battery storage**, and the **specific signals he looks for** when deciding which operators have a real shot at lasting.

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